EXHIBIT 10.1

AMENDED AND RESTATED
PRIVATE LABEL CONSUMER CREDIT CARD PROGRAM AGREEMENT

This AMENDED AND RESTATED PRIVATE LABEL CONSUMER CREDIT CARD PROGRAM AGREEMENT is made as of December 14, 2005 by and between GE Money Bank (as successor in interest to Conseco Finance Corp., “Bank”) and Select Comfort Corporation (“Select Comfort”) and Select Comfort Retail Corporation (“SCRC” and collectively with Select Comfort “Retailer”). Certain capitalized terms used in this Agreement are defined in the attached Appendix A.

WHEREAS, Retailer and Bank currently are parties to that certain Revolving Credit Program Agreement, dated as of May 17, 1999 (as amended by that certain First Amendment dated February 20, 2001, that certain Second Amendment dated April 13, 2001, that certain Third Amendment dated June 19, 2002, that certain Fourth Amendment dated June 23, 2003, that certain Fifth Amendment executed during 2005, and as may have otherwise been amended from time to time, the “Prior Program Agreement”).

WHEREAS, pursuant to the Prior Program Agreement, Bank and Retailer established a program (the “Prior Program”) to extend and service customized credit programs to qualified consumer customers of Retailer for the purchase of products and services from Retailer.

WHEREAS, Retailer desires to continue to make the financing of its products and services available to its customers through a private label revolving consumer credit program offered by Bank, and Bank is willing to make such private label revolving consumer financing available on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, Retailer and Bank wish, pursuant to this Agreement, to replace the Prior Program with the Program (as defined in Section 1.1 below) and to amend, restate and replace the Prior Program Agreement in its entirety.

In consideration of the following terms and conditions, and for good and valuable consideration the receipt and sufficiency of which is acknowledged, Retailer and Bank agree as follows:

ARTICLE 1 - ESTABLISHMENT AND SCOPE OF THE PROGRAM

1.1  Bank to Continue Program.   Bank and Retailer are entering into this Agreement in order to continue to offer a private label revolving consumer credit program to qualified consumer customers of Retailer for the financing of purchases of products and services from Retailer, all in accordance with the terms of this Agreement (collectively, the “Program”).

    1.2.     Effect on Prior Program Agreement.   Bank and Retailer acknowledge and agree that this Agreement amends, restates, replaces and continues the Prior Program and that the Prior Program Agreement and all Accounts, Accountholders, Purchases and Credit Cards (as such terms are defined in the Prior Program Agreement) arising or issued under or accruing in connection with the Prior Program or the Prior Program Agreement shall, as of the Program Commencement Date, be subject to and governed by this Agreement, rather than the Prior Program Agreement. All credit offerings and other features made available to Cardholders under the Prior Program as of the Program Commencement Date shall continue to be made available to Retailer’s customers; provided that all such offerings and features shall be subject in all respects to the terms of this Agreement, after the Program Commencement Date.

    1.3  Scope of the Program.

(a)  During the Term, Retailer shall continue to make the Program available to its customers, including processing Account applications and accepting Credit Cards in accordance with the Operating Procedures at all Store Locations, Retailer’s website and Retailer’s direct marketing call center, and Bank will extend credit directly to Cardholders under the Program to finance purchases from Retailer.

(b)  The Program is intended to be used by Cardholders for purchases made primarily for personal, family or household use and Bank does not intend to extend credit under the Program for purchases made primarily for commercial and business purposes. Retailer acknowledges that Bank’s obligation to continue to extend credit under the Program is contingent on Retailer continuing to sell the type of goods and services generally similar to those sold by Retailer as of the Program Commencement Date.

ARTICLE 2 - RESPONSIBILITIES UNDER THE PROGRAM

2.1  Bank’s Responsibilities.   During the Term, Bank’s responsibilities in conducting the Program include the following:

(a)  Extend consumer credit to qualified customers of Retailer in accordance with this Agreement and the Cardholder Agreements.

(b)  Establish (and modify from time to time in its discretion) Cardholder finance charge rates and other fees and Account terms.

(c)  Produce and deliver to Retailer at a central location, Bank’s credit applications and Cardholder Agreements and other standard Program materials.

(d)  Produce and distribute Credit Cards and Credit Card carriers in accordance with the design utilized under the Prior Program.

(e)  Establish (and modify from time to time in its discretion) the credit criteria used to evaluate applications for Cardholder Agreements.

(f)  Promptly determine and communicate its decision with respect to any application for a Credit Card; and, assign (and modify from time to time in its discretion) credit lines, authorize charges, and service Accounts.

(g)  Prepare and mail periodic billing statements to Cardholders with Active Accounts.

(h)  Provide toll-free numbers and, during Bank’s standard operating hours, customer service personnel for customer and store inquiries.

(i)  Receive and post payments, collect Accounts, and take all further actions Bank deems necessary or appropriate in connection with Account administration.

(j)  Perform its responsibilities under this Agreement and the Program and conduct its activities as a Bank, to the extent relating to the Program, including its policies, services, practices, solicitations, and advertising in compliance with all applicable laws.

2.2  Retailer’s Responsibilities. Retailer’s responsibilities in conducting the Program include the following:

(a)  Accept Credit Cards for customer purchases from Retailer at Store Locations in accordance with and otherwise conduct its activities relating to the Program in compliance with the Operating Procedures. In the absence of a Credit Card (or in the case of Absentee Purchases), follow the procedures for Card-Not-Present Purchases as provided for in the Operating Procedures.

(b)  Promote the Program and the use of Credit Cards to its customers, including by producing customized store signage, media advertising and through other promotional methods.

(c)  Train its personnel sufficiently so as to be able to properly fulfill Retailer’s responsibilities under the Program.

(d)  Except for Account applications sent directly to Bank by applicants, transmit all Account application information to Bank electronically and otherwise process and retain such applications in accordance with the Operating Procedures. With respect to any credit approval mechanism or process employed by Bank in connection with the Program, Retailer acknowledges that it is a “service provider” for Bank for purposes of communicating credit decisions to Retailer’s customers.

(e)  Only submit Charge Transaction Data in respect of products or services reasonably related to the types of products or services offered for sale by Retailer at Store Locations (or as otherwise permitted hereunder) as of the Program Commencement Date.

(f)  Perform its responsibilities under this Agreement and the Program, and conduct its activities as a Retailer, including its policies, products, business, point-of-sale and sales practices, and advertising, in compliance with all applicable laws.

(g)  With respect to documents and forms to be executed by a Cardholder or an applicant for a Credit Card or which constitute a disclosure required by Bank and/or applicable law in connection with the Program, only use such documents and forms that were provided to Retailer, or approved in writing, by Bank (and only the latest version of such documents), and; refrain from modifying any such approved documents or forms without Bank’s prior written consent.

(h)  Cooperate in the resolution of any Cardholder disputes in any case in which Bank reasonably determines that such dispute relates to Retailer (or its products or practices) or the resolution thereof will be facilitated by Retailer’s cooperation; respond within twenty (20) days to any dispute forwarded to Retailer from Bank, and; forward to Bank promptly after receipt by Retailer copies of any communication relating to an Account received from any person.

(i)  Maintain a policy for the exchange, return, and adjustment of products and services which is adequately communicated to customers and is in accordance with all applicable laws (in connection therewith Retailer represents and warrants that, as of the Program Commencement Date, the return policy in effect is the same as that most recently delivered by Retailer to Bank prior thereto); notify Bank in advance of (if practicable), but in any event within fifteen (15) days after, any change in such return policy following the Program Commencement Date; provide a credit to the applicable Account upon the exchange or return of a good or service financed on such Account (but do not credit an Account in any case where the purchased good or service was not originally financed on an Account), and; include the resulting credit in the next transmission of Charge Transaction Data to Bank (but in no event more than one (1) business day after the credit was issued).

(j)  Retain copies, in either hard copy or digital form, of all Charge Slips and Credit Slips, whether or not a hard copy was originally produced, for at least twenty-five (25) months (or such longer period as may be required by law); except as otherwise provided for herein in connection with disputes or chargebacks, provide copies of either of the foregoing to Bank within twenty (20) days after Bank’s request, to the extent received before the end of such twenty-five (25) month period (or such longer period as may be required by law); in consultation with Bank, produce and use Charge Slips and Credit Slips which are able to be captured and reproduced electronically; and, send to Bank (at the address used immediately prior to the Program Commencement Date), at Retailer’s expense, all applications and Cardholder Agreements received from customers and processed by Retailer since the date Retailer last sent such materials to Bank (provided, that in no event shall Retailer forward such applications and Cardholder Agreements to Bank less than once per calendar month).

(k)  Maintain connectivity to Bank’s systems in the manner employed prior to the Program Commencement Date for purposes of processing applications and sending Charge Transaction Data to Bank.

ARTICLE 3 - SETTLEMENT AND PAYMENT TERMS

3.1  Settlement Procedures.

(a)  Retailer will transmit Charge Transaction Data to Bank daily and otherwise in accordance with the Operating Procedures. If Charge Transaction Data is received by Bank’s processing center before 5:00 p.m. (central time) on any business day, Bank will process the Charge Transaction Data and initiate payment on the same business day . If the Charge Transaction Data is received after 5:00 p.m. (central time)

on any business day, or at any time on a day other than a business day, Bank will process the Charge Transaction Data and initiate payment on the first business day thereafter.

(b)  Provided no circumstance exists that would entitle Bank to give notice of termination of this Agreement pursuant to Section 9.2, upon receipt, verification and processing of Charge Transaction Data by Bank during the Term, Bank will remit to Retailer in respect of such Charge Transaction Data an amount equal to the sum of the total charges identified in such Charge Transaction Data less the sum of (i) the total amount of any credits included in such Charge Transaction Data, (ii) the applicable Program Fees, and (iii) at Bank’s option, any other amounts then owed by Retailer to Bank (including, without limitation, amounts charged back to Retailer pursuant to Article 7). Bank shall not be obligated to fund any Charge Transaction Data submitted by Retailer more than one hundred eighty (180) days after the date of the applicable purchase transaction.

3.2   Bank Payment Terms.

(a)  Bank will transfer funds payable to Retailer under this Agreement via Automated Clearing House (“ACH”) deposit to an account maintained in the name of Retailer pursuant to written instructions delivered to Bank by Retailer.

(b)  Notwithstanding any other provision of this Agreement, Bank will have the right to net, setoff or recoup any amounts due to it under this Agreement against any amounts owing to Retailer under this Agreement; provided, that Bank will provide written notice to Retailer with respect to any setoff or recoupment not related to Program Fees, chargebacks or credits as provided for in Section 3.1(b). Nothing in this Section or any other provision of this Agreement is intended to limit Bank’s common law rights of setoff and recoupment.

3.3  Retailer Payment Terms. Unless otherwise provided for elsewhere in this Agreement, any amounts payable by Retailer to Bank under this Agreement will be due when invoiced by Bank and shall be paid in immediately available funds within fifteen (15) days after the date of such invoice. Unless the parties otherwise agree, Retailer will transfer funds payable to Bank under this Section 3.3 via wire transfer to a deposit account maintained in Bank’s name pursuant to written instructions delivered to Retailer by Bank.

3.4  Program Fees. Retailer shall pay to Bank the Program Fees applicable to each submission to Bank of Charge Transaction Data.

(a)  The Program Fee applicable to all purchases subject to the Base Rate in any submission of Charge Transaction Data shall be an amount equal to the product of (a) the Base Rate, and (b) the difference between (i) the aggregate amount of charges on all Accounts reflected in such Charge Transaction Data (excluding any charges for which the parties have established a Promotional Rate), less (ii) the aggregate amount of any credits on Accounts reflected in such Charge Transaction Data.

(b)  The Program Fee applicable to each purchase subject to a Promotional Rate in any submission of Charge Transaction Data shall be an amount equal to the product of (a) the applicable Promotional Rate, and (b) the amount of the charge subject to such promotion.

3.5  Program Fee Percentages.

(a)  The Program Fee Percentages available under the Program as of the Program Commencement Date are set forth on Schedule 3.5.

(b)  Subject only to the provisions of this Section 3.5(b) and Section 3.6 below, Bank agrees not to alter the Program Fee Percentages described on the attached Schedule 3.5. Except as provided for in clause (i) below, beginning at the end of the first Program Year and as of the end of each Program Year thereafter prior to the termination of the Agreement, the following pricing amendment provisions will apply:

(i)  [*** Confidential portion has been omitted pursuant to a request for confidential treatment and has been filed separately with the Commission.]

(A)  It is the intention of Bank and Retailer that Promotional Rates for each Program Year be adjusted annually [*** Confidential portion has been omitted pursuant to a request for confidential treatment and has been filed separately with the Commission.]

(ii)  At the beginning of each Program Year after the Program Year ending October 31, 2006, Bank shall adjust the Promotional Rates set forth in paragraphs D., E., and F. of Schedule 3.5 in accordance with the terms and conditions set forth therein.

(iii)  At the beginning of each Program Year after the Program Year ending October 31, 2006, Bank shall adjust the Promotional Rate applicable to the “24 Equal Pay” credit based promotion set forth in paragraph G. of Schedule 3.5 in accordance with the terms and conditions set forth therein.

(iv)  At the beginning of each Program Year after the Program Year ending October 31, 2006, Bank shall adjust the Promotional Rate applicable to the “18 Month NPDI” promotion set forth in paragraph C. of Schedule 3.5 in accordance with the terms and conditions set forth therein.

(v)  At the beginning of each Program Year after the Program Year ending October 31, 2006, Bank shall have the right to adjust any or all Promotional Rates set forth on Schedule 3.5 if, for the immediately preceding Program Year, Net Program Sales applicable to Direct Purchases and ECOM Purchases exceed, in the aggregate, [*** Confidential portion has been omitted pursuant to a request for confidential treatment and has been filed separately with the Commission.] of total Net Program Sales for such Program Year. If Bank elects to make any changes under this clause (v), Retailer shall have the rights set forth in Section 9.2(m).

(vi)  In determining the extent of any adjustment to Promotional Rates provided for under any of clauses 3.5(b)(ii) through (v) at the beginning of any Program Year, Bank shall take into account [*** Confidential portion has been omitted pursuant to a request for confidential treatment and has been filed separately with the Commission.] for the immediately preceding Program Year as provided for under 3.5(b)(i).

(c)  If Bank and Retailer agree to offer any additional credit-based promotion not included on Schedule 3.5, Bank will establish in writing, with acknowledgment by Retailer, the Promotional Rate applicable to the calculation of the Program Fee payable by Retailer for qualifying purchases, as well as such other terms and conditions as the parties shall agree. Bank’s approval of any billing and credit terms for any promotion is not intended to be and will not be construed to be an approval of any materials used in advertising or soliciting participation in such promotions.

(d)  Any Charge Transaction Data that does not meet the coding requirements (e.g., transaction code requirements) of any credit-based promotion will automatically default and be subject to the Base Rate; provided however, that if Bank honors any such incorrectly coded credit-based promotion, Retailer shall pay to Bank the incremental difference between the Program Fee at the Base Rate and the Program Fee applicable to the Promotional Rate honored by Bank.

3.6  Interest Rate Adjustor. In addition to Bank’s right to adjust the Promotional Rates as set forth above, as of the end of each calendar quarter between the Program Commencement Date and the expiration or termination of the Agreement, the Promotional Rate for each credit-based promotion then offered to Cardholders by Bank shall be automatically adjusted if, during such calendar quarter, a Prime Rate Trigger Movement has occurred. The amount of any such adjustment shall be calculated as follows: (A) for every Prime Rate Unit by which the Prime Rate exceeds the Index Rate corresponding to such credit-based promotion, the Base Retailer Promotion Fee Percentage shall increase by an amount equal to the number of such Prime Rate Units, multiplied by the Index Rate Adjustor, and (B) for every Prime Rate Unit by which the Prime Rate is below the Index Rate corresponding to such credit-based promotion, the Base Retailer Promotion Fee Percentage shall decrease by an amount equal to the number of such Prime Rate Units, multiplied by the Index Rate Adjustor. Bank shall give prompt notice to Retailer of each adjustment. As used herein, the following terms shall have the following meanings: “Base Retailer Promotion Fee Percentage” shall mean, with respect to any Program Fee Percentage relating to any credit-based promotion, the percentage that was offered by Bank to Retailer at the time such credit-based promotion was first made available under the Program; “Index Rate” shall mean, (x) for any credit-based promotion set forth on Schedule 3.5 as of the Program Commencement Date, a Prime Rate of 6.50%, and (y) for any credit-based promotion established by the parties following the Program Commencement Date pursuant to Section 3.5(c), the Prime Rate that was in effect as of the first day such credit-based promotion was made available under the Program; “Index Rate Adjustor” shall mean, for any credit-based promotion, the increase or decrease in the corresponding Program Fee Percentage indicated by the following calculation: [*** Confidential portion has been omitted pursuant to a request for confidential treatment and has been filed separately with the Commission.] “Prime Rate Trigger Movement” shall mean, as of the end of any calendar quarter, after taking into account all movements in the Prime Rate during such quarter, an increase or decrease in the Prime Rate, relative to the Prime Rate in effect as of the end of the immediately preceding calendar quarter, equal to at least one Prime Rate Unit; “Prime Rate Unit” shall mean a .25% (25 basis point) increment. [*** Confidential portion has been omitted pursuant to a request for confidential treatment and has been filed separately with the Commission.]

ARTICLE 4 - OTHER PROGRAM ECONOMICS

4.1  Allocation of Program Expenses. Unless otherwise specifically provided in this Agreement, each party will be responsible for all costs and expenses incurred by it in connection with complying with its responsibilities under this Agreement.

4.2  Solicitation of Cardholders for Other Products.

(a)  Bank (or its designees) may (i) solicit Cardholders for and offer to Cardholders (or arrange for a third party to solicit and/or provide) financial or credit products and services offered by Bank or its Affiliates, including Debt Cancellation Programs and Value-Added Programs (ii) market and offer other credit and financial products and services (including, without limitation a general purpose bankcard) to customers at the point of sale or as a companion product for an established Account, and (iii) solicit Cardholders for and offer other products and services to Cardholders that do not compete with the products or services produced or sold by Retailer. Bank may not use the Retailer Marks in any such solicitation without the express written consent of Retailer and Bank shall follow any guidelines provided by Retailer in respect thereof.

(b)  Bank will be entitled to retain for its account any proceeds generated from the provision of the goods and services referred to in Section 4.2(a).

4.3  [*** Confidential portion has been omitted pursuant to a request for confidential treatment and has been filed separately with the Commission.]

4.4  [*** Confidential portion has been omitted pursuant to a request for confidential treatment and has been filed separately with the Commission.]

ARTICLE 5 - PROMOTION OF THE PROGRAM

5.1  Annual Marketing Plans. During the Term, Bank and Retailer will work together in good faith to agree for each Program Year on a marketing plan to promote the Program and each party agrees to implement such marketing plan. Bank and Retailer may from time to time also mutually agree on additional specific marketing activities for the Program (and will not unreasonably withhold consent to any specific marketing plan proposed by the other party). The costs of implementing each marketing plan (or for implementing any marketing or promotional initiatives developed by the parties outside of such plan) shall be paid for by Retailer unless specifically set forth in such plan.

5.2  Responsibility of Retailer to Promote the Program.

(a)  Without limiting Retailer’s obligations under any marketing plan, Retailer will actively support and promote the Program by, among other things:

(i)  encouraging the establishment and use of Accounts as a preferred method of payment for Retailer’s products and services (through, for example, offering credit-based promotions); and

(ii)  providing and utilizing store signage, credit advertisements, promotional inserts, statement messages and other marketing materials promoting Program.

(b)  Retailer will not seek or obtain any special agreement or condition from, nor discriminate in any way against, Cardholders or any person with respect to the terms of any Account transaction. Retailer will not charge any credit surcharge, application, processing or other Program related fee to Cardholders.

ARTICLE 6 - OTHER AGREEMENTS

6.1  Ownership of Accounts; Credit Losses.

(a)  Bank is and will be the sole and exclusive owner of all Accounts and Account Documentation, and will be entitled to receive all payments made by Cardholders on Accounts. Bank shall be identified as the creditor and owner of the Accounts for all purposes, and Retailer shall not represent or imply otherwise. Retailer acknowledges that it has no right, title or interest in any Accounts or Account Documentation and will not, at any time, have any right to any proceeds or payments made under the Accounts unless Retailer subsequently purchases or otherwise acquires such Accounts from Bank. Retailer further acknowledges that neither the Cardholder Information nor any of the Account Documentation nor any of the information included in the Account Documentation will be deemed to be Confidential Information of Retailer for purposes of Section 13.1 hereof. Retailer authorizes and empowers Bank to sign and endorse Retailer’s name upon any checks, drafts, money orders or other forms of payment in respect of any Account that may have been issued by the Cardholder in Retailer’s name. This limited power of attorney conferred in this Section 6.1 is deemed a power coupled with an interest and will be irrevocable prior to the Final Liquidation Date.

(b)  Bank will bear all credit losses on Accounts (other than as permitted by Bank’s chargeback rights in Article 7 and other than credit losses incurred after the Accounts are purchased or otherwise acquired by Retailer or a third party).

6.2  Ownership and Use of Cardholder Information. Bank is the sole and exclusive owner of all lists of Cardholders and applicants generated by the Program (including, without limitation, names, addresses, telephone numbers, e-mail addresses, dates of birth, social security and similar numbers, and account and similar access numbers) (the “Cardholder Information”). Further, Bank’s ownership of the Cardholder Information notwithstanding, Retailer may use the Cardholder contact information (names, addresses, telephone numbers and e-mail addresses) contained in the Cardholder Information during the Term to promote the Program and to promote the products and services sold by Retailer under the Program. During the Term, Bank may use the Cardholder Information to exercise its rights and fulfill its obligations under this Agreement and with respect to the administration and liquidation (including sale) of Accounts after the expiration or earlier termination of the Term. Under no circumstances will Cardholder Information be deemed to include information received by Retailer separate or apart from the Program, even if such information is in whole or in part identical to any such information received by Bank through the Program, including information received by Bank as part of Credit Card applications. Such independently developed information shall not be subject to the use restrictions set forth in this Section 6.2 and may be used by Retailer in any lawful manner.

6.3  Cardholder Terms. Bank may establish and modify the ordinary finance charge rates applicable to credit extended to Cardholders. Bank may also establish (and modify from time to time) all other terms upon which credit will be extended to Cardholders, including without limitation, repayment terms, default finance charges, late fees, overlimit charges, returned check charges, and other ordinary fees and charges. Bank shall consult with Retailer and give notice to Retailer prior to amending or modifying the finance charge rates and fees set forth on Schedule 6.3.

6.4  Credit Criteria. Bank shall establish in its discretion and may modify from time to time any or all of the credit criteria used in evaluating applicants under the Program (including, without limitation, the creditworthiness of individual applicants, the range of credit limits to be made available to individual Cardholders and whether to suspend or terminate the credit privileges of any Cardholder). Bank will consult with Retailer regarding any changes to the credit criteria used for the Program which, in Bank’s reasonable opinion, could reasonably be expected to have a material adverse affect on the Program and will promptly notify Retailer in writing of any such change.

6.5  Operating Procedures. Retailer and Bank acknowledge that, under the Prior Program Agreement, Bank developed and provided to Retailer, operating procedures (the “Operating Procedures”) governing the flow of application information and Charge Transaction Data, the logistics and specific procedures involved in the establishment and maintenance of Accounts under the Program and settlement procedures for charges submitted to Bank. Such Operating Procedures will continue to govern such issues and procedures under the Program, and Bank may amend them from time to time upon notice to Retailer; provided, that, except for modifications (i) required by applicable law, or (ii) which Bank reasonably determines are necessary or appropriate to comply with (or avoid violation of) applicable regulatory authority, Bank shall obtain the prior written consent of Retailer before modifying any terms and conditions of the Operating Procedures the amendment of which is reasonably likely to result in any material and adverse (in terms of time or cost) alteration of the methods and procedures through which Retailer must process applications or charge or credit transactions under, or otherwise participates in, the Program. The Operating Procedures will include any supplemental procedures developed or required from time to time by Bank (or by Bank and Retailer, as the case may be) in connection with Retailer’s request to provide for purchases through the Retailer Website.

6.6  Credit Review Point. Bank shall provide a credit allocation for the Program in the amount of the Credit Review Point. Following notice to Retailer, Bank will not be obligated to make any extension of credit under the Program if, after such extension, Aggregate Outstanding Indebtedness would exceed the Credit Review Point then in effect (except to the extent set forth in Section 9.2(j)(iii)). If at any time Aggregate Outstanding Indebtedness equals or exceeds eighty percent (80%) of the Credit Review Point then in effect, the following terms and conditions shall apply:

(a)  [*** Confidential portion has been omitted pursuant to a request for confidential treatment and has been filed separately with the Commission.]

(b)  [*** Confidential portion has been omitted pursuant to a request for confidential treatment and has been filed separately with the Commission.]

(i)  Bank may increase the Credit Review Point to an amount that will accommodate the then outstanding Indebtedness, and anticipated growth in such Indebtedness (as applicable), based on Bank’s good faith projections. If Bank selects this option, then Bank’s written notice to Retailer will include the amount of the increased Credit Review Point.

(ii)  Bank may elect not to increase the Credit Review Point.

(c)  Following any notice of termination under Section 9.2(j) (or Bank’s election not to increase the Credit Review Point under clause (ii) above), Bank shall provide Retailer with reports at the end of each month (such reports to be included with the standard monthly reporting package being provided to Retailer by Bank at such time) setting forth the amount of Aggregate Outstanding Indebtedness as of the end of such month.

6.7  Retailer Financial Reports.

(a)  If at any time during the Term Retailer is not obligated to, or for any other reason does not, file periodic financial reports with the Securities and Exchange Commission pursuant to the reporting requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, Retailer will:

(i)  As soon as practicable but in any event not more than ninety (90) days after the end of each fiscal year, deliver to Bank its audited annual financial statements, including its audited consolidated balance sheet, income statement and statement of cash flows and financial position.

(ii)  As soon as practicable but in any event not more than sixty (60) days after the end of each fiscal quarter, deliver to Bank its unaudited quarterly financial statements, including its unaudited consolidated balance sheet, income statement and statement of cash flows and financial position, accompanied by a certificate from Retailer’s chief financial officer that such financial statements were prepared in accordance with generally accepted accounting principles applied on a consistent basis and present fairly the consolidated financial position of Retailer as of the end of such fiscal quarter and the results of its operations, subject to normal year end audit adjustments.

(b)  Retailer shall maintain, on a consolidated basis, compliance with the financial covenants set forth in Schedule 6.7; provided, that Retailer’s failure to satisfy either of such covenants shall constitute a Letter of Credit Event only and not an event giving rise to a right of termination by Bank.

In addition, as soon as reasonably practicable, but in any event within sixty (60) days after the end of each fiscal quarter of Retailer, Retailer shall deliver to Bank a compliance certificate certified by Retailer’s chief financial officer establishing Retailer’s compliance (or non-compliance) with the covenants set forth in Schedule 6.7 as of the end of such quarter, and which shall separately set forth the calculation of its compliance (or non-compliance) with the covenants set forth in Schedule 6.7.

6.8  Inserts and Billing Messages.

(a)  For each billing statement sent to Cardholders during a billing cycle during the Term, Bank will make available to Retailer a space for two (2) customized messages on the billing statement and Bank will include as many Retailer inserts into each billing statement as possible (but in no event more than six (6) without causing the weight of the billing statement package to exceed one ounce); provided that if Bank is required by law to send a notice in such month (or if Bank reasonably believes a notice is necessary or desirable to protect Bank’s interest in the Accounts), then such notice shall take priority over any proposed insert or statement message as applicable. If Retailer wishes Bank to include Retailer’s inserts in any billing statements in which the inclusion of such inserts will cause the postage on such billing statements to exceed one ounce, then Retailer will provide at least five (5) days prior notice to Bank to enable Bank to adjust its process and Retailer will pay the overweight postage charges resulting therefrom. The foregoing notwithstanding, Bank is not required to include any Retailer statement messages or billing inserts unless Bank receives such statement messages or copies of the billing inserts at least fifteen (15) days prior to the calendar month for the scheduled mailing date. Retailer will provide copies of all billing inserts to Bank at its own cost.

(b)  The form of customized messages and all billing inserts will comply with Bank’s specifications as provided to Retailer from time to time, and Bank shall have the right to reject any message or billing statement that Bank reasonably believes is detrimental to the image of the Bank or the Program. For the avoidance of doubt, for purposes of Retailer’s rights under this Section, only billing inserts and statement messages regarding the Program, or goods and services available for purchase from Retailer under the Program, shall qualify for inclusion in Cardholder billing statements.

6.9  Extended Warranties. Retailer will not be permitted to finance on Accounts extended warranties, service contracts, gift certificates, cash cards or stored value cards without the prior written approval of Bank. With respect to any of the foregoing, if Retailer seeks Bank’s consent to finance such products under the Program, Retailer agrees to review with Bank its offering of and procedures concerning the sale and fulfillment of such products. Retailer understands that any third party insurer of any extended warranty program proposed by Retailer shall be subject to financial review by Bank and must otherwise be reasonably acceptable to Bank. Even where approved by Bank, Retailer shall be responsible for ensuring that any extended warranties, service contracts, gift certificates, cash cards or stored value cards fully comply with all applicable laws. Nothing in this Section 6.9 shall restrict Retailer from selling products subject to normal manufacturer’s warranties included in the standard purchase price as long as no additional seller’s warranties are provided.

6.10  Third Party Participation. As of the date of this Agreement, Retailer represents and warrants that no Affiliate of Retailer is engaged in the business of selling goods or services to retail consumers other than those Affiliates, if any, whose existence and retail consumer sales activities have been disclosed to Bank prior to the date hereof. Retailer shall not after the Program Commencement Date permit any Affiliate to charge any purchase to an Account or to submit any Charge Transaction Data to Bank without (i) the prior written consent of Bank; (ii) such Affiliate having entered into a written agreement with Bank to be a “Retailer” hereunder (on such modified terms and conditions as Bank may require); and (iii) such Affiliate having executed or authorized the filing of such additional documents (including but not limited to UCC financing statements) as Bank may require. Retailer has not and will not permit any licensee, subtenant or third party operating in or from a Store Location to accept Credit Cards for purchases by Cardholders without first obtaining Bank’s prior written approval.

6.11  Sales Taxes and Related Record Retention.

(a)  Retailer will pay when due any sales taxes relating to the sale of goods or services financed on Accounts. Retailer agrees that Bank shall be entitled to any and all recoveries of taxes of any type that were imposed on the sale of goods or services attributable to any Account that Bank determines to be non-collectable during the Term through any and all potential means, including, but not limited to, refunds, deductions, credits or audit offsets. Retailer shall cooperate with Bank in the recovery of any and all such taxes by such means as Bank reasonably determines, including but not limited to executing any and all forms or other documentation deemed necessary by Bank or required by any taxing authority, and retaining and timely producing all supporting documentation and data relative to such Accounts; provided, that Retailer shall have no such obligation to cooperate to the extent Retailer reasonably determines that doing so will result in Retailer violating any applicable law. Bank acknowledges and agrees that (i) Retailer shall have no obligation to independently pursue the recovery of any such taxes in the absence of a written request from Bank, and (ii) Bank shall not be entitled to recover any such taxes from Retailer except to the extent Retailer shall have recovered such taxes from the applicable taxing authority. Bank shall reimburse Retailer for all reasonable expenses incurred by Retailer for copying, mailing or transmitting such documentation or data at the direction of Bank as contemplated by this Agreement.

(b)  Retailer will retain a record of each purchase included in any Charge Transaction Data submitted to Bank under the Program for at least four (4) years from the date of each purchase (which record may be maintained in electronic format, but must show the Account number, amount of sales, use or excise tax included in each such purchase and the street address of the Store Location where each such purchase was made (or a store number or other information from which the street address of the location of the sale can be readily ascertained)). Retailer will provide such information to Bank within twenty (20) days after Bank’s request.

6.12  Use of Names and Marks. Retailer hereby grants Bank a nonexclusive, royalty-free, non-transferable (provided that such restriction shall not limit Bank’s right to use contractors and Affiliates to produce the branded materials contemplated hereby) license to use the Retailer Marks within the geographic region contemplated hereby (which, for purposes of Retail Purchases, shall mean the United States of America) in connection with the continuing administration and operation of the Program and the ownership and liquidation of the Accounts (including, without limitation, the exercise by Bank of all of its rights under this Agreement and under applicable law, and the fulfillment of all of Bank’s obligations under this Agreement and under applicable law). Without the prior written consent of Bank, Retailer may not use Bank’s (or any Affiliate thereof) names or any related marks, logos or similar proprietary designations; provided, that Retailer may use Bank’s business name, in the nominative sense, in connection with any credit disclosure verbiage included in any advertising of the Program (or any credit-based promotion offered thereunder) by Retailer.

6.13  Intellectual Property. All technology, software, or other material developed, invented, created or authored by either party in connection with the Program shall belong solely and exclusively to the developing party, including all intellectual property rights relating thereto.

6.14  Securitization. Bank and its Affiliates may securitize, participate or otherwise convey or transfer an interest in, or pledge or create a lien in respect of, any or all of the Accounts and/or Indebtedness at any time during the Term; provided, that no such action will adversely effect any of the rights of Retailer to purchase the Accounts and Indebtedness in accordance with the terms of this Agreement. Retailer agrees to cooperate with Bank and its Affiliates and use commercially reasonable efforts (without being required to incur any material out-of-pocket costs) to assist Bank and its Affiliates in connection with any such matter.

6.15  Grant of Security Interest/Precautionary Filing.

(a)  Both (i) against the possibility that it is determined that Article 9 of the UCC applies or may apply to the transactions contemplated hereby, and (ii) to secure payment of and performance by Retailer of any and all indebtedness, liabilities or obligations, now existing or hereafter arising pursuant to this Agreement, including indebtedness, liabilities and obligations that may be deemed to exist in the event of the applicability of Article 9 of the UCC to, and any recharacterization of, any transactions contemplated hereby, Retailer grants to Bank a security interest in all of Retailer’s right, title and interest, if any, now existing or hereafter arising in all (i) Accounts, Account Documentation and Indebtedness, (ii) all deposits, credit balances and reserves on Bank’s books relating to any such Accounts (including the Collateral Account), (iii) all goods financed on Accounts and returned to Retailer by Cardholders for which Retailer has not repaid Bank, and (iv) all proceeds of any of the foregoing.

(b)  Retailer represents and warrants that it has not and will not grant any security interest to or authorize the filing of any financing statement in favor of any person that attaches to or covers any of the property set forth in the preceding subsection (a) or that would attach to or cover such property, if contrary to the intent of the parties to this Agreement, Retailer was determined to have any rights therein, other than any security interests or financing statements that have lapsed or been terminated.

(c)  Retailer agrees to cooperate fully with Bank, as Bank may reasonably request, in order to give effect to the security interests granted by this Section 6.15. Retailer hereby authorizes Bank to file such UCC-l or comparable statements as Bank deems necessary or appropriate to perfect such security interests. Retailer represents and warrants that as of the date hereof the following is the true and correct corporate name, state of organization, and principal place of business of Select Comfort and SCRC, respectively: (i) Select Comfort Corporation; incorporated in the State of Minnesota; principal place of business, 6105 Trenton Lane North, Suite 100, Minneapolis, Minnesota, 55442; and, Select Comfort Retail Corporation; incorporated in the State of Minnesota; principal place of business, 6105 Trenton Lane North, Suite 200, Minneapolis, Minnesota, 55442. Retailer agrees to provide Bank with thirty (30) days’ prior written notice of any change in any of the foregoing corporate name, or any state of incorporation.

(d)  Unless Bank shall have otherwise consented in writing, Retailer shall not create, assume or suffer to exist any lien on any of its right, title or interest under this Agreement or in the proceeds thereof. Without limiting the foregoing, Bank hereby consents to the security interest of the Working Capital Lender in this Agreement and such proceeds; provided, that Retailer acknowledges that such security interest is subject in all respects to any and all rights of Bank hereunder or under applicable law to set-off, net or recoup amounts due Bank against amounts due Retailer.

6.16  In-Store Payments. Retailer shall not accept any payment on an Account. Retailer will make available to Cardholders at all Store Locations (and at such other locations or venues at or through which Cardholders may seek information about the Program) the address to be used for making payments on Accounts directly to Bank. If notwithstanding the foregoing, Retailer inadvertently receives any payment on an Account, Retailer agrees that it will receive and hold such payment in trust for Bank and will promptly (but not later than three (3) business days after Retailer realizes it has received such payment) deliver such payment to Bank in the form received together with such endorsements or other documents of assignment as may be necessary to permit Bank to receive the benefit thereof to the same extent as if payment had been made directly to Bank.

6.17  Relationship Managers. Bank and Retailer shall each designate one employee (with sufficient authority to facilitate decision-making on behalf of Bank and Retailer, respectively, and with sufficient knowledge and experience to effectively and efficiently manage the relationship contemplated hereby) who shall be charged with day-to-day administrative responsibility for the Program (each, a “Relationship Manager”) during the Term, and who shall make available a sufficient amount of his or her working time, attention, skill, and efforts necessary to furthering the interests of the Program. Either party may replace its Relationship Manager at any time upon notice to the other party, so long as the replacement Relationship Manager meets the foregoing qualifications.

6.18  Direct and ECOM Purchases. Retailer will process all Direct Purchases, all ECOM Purchases and all applications received via telephone or through the mail in accordance with the terms of this Agreement, the Operating Procedures, and any specific procedures governing such transactions developed by Bank and Retailer. Without limiting the foregoing, (i) if a prospective Cardholder is submitting an application via telephone, Retailer will ensure that all consumer credit disclosures, as provided to Retailer by Bank from time to time, have been provided to the prospective Cardholder as part of such telephone call. Retailer shall continue to provide such disclosures consistent with the manner in which such disclosures were provided under the Prior Program as of the Program Commencement Date (as such disclosures and/or delivery procedures may be amended from time to time by Bank in its reasonable discretion), and (ii) Retailer will cause all such applications to be separately tagged with a special processing indicator and all Direct Purchases and all ECOM Purchases to be separately tagged with a unique sale number.

6.19  Letter of Credit.

(a)  Subject to Section 6.19(c), at any time following the occurrence of a Letter of Credit Event, Bank may require that Retailer deliver to Bank within ten (10) days after Bank’s request an Eligible Letter of Credit in an amount equal to the Letter of Credit Amount. If, at any time, an event shall occur which would cause any Letter of Credit previously delivered to Bank to cease to be an Eligible Letter of Credit or no longer to be in an amount equal to or greater than the Letter of Credit Amount, then within ten (10) days after the earlier of (i) the date on which Retailer first learns of the occurrence of such event; or (ii) the date on which Retailer first receives notice thereof from Bank, Retailer shall cause a substitute Eligible Letter of Credit to be issued and delivered to Bank in a face amount equal to or greater than the Letter of Credit Amount. On or before thirty (30) days prior to the expiration of each Letter of Credit provided to Bank, Retailer shall cause a substitute Eligible Letter of Credit to be issued and delivered to Bank in a face amount equal to or greater than the Letter of Credit Amount.

(b)  Any amounts drawn under a Letter of Credit hereunder in excess of the amounts due Bank hereunder shall be held by Bank in a non-interest bearing account on Bank’s books (the “Collateral Account”) and shall secure Retailer’s full and prompt payment of all further amounts due hereunder. If Retailer fails to pay any amounts hereunder when due, Bank may immediately, and without prior notice to Retailer, further draw on the Letter of Credit or, if applicable, debit any such unpaid amount from any amounts then remaining in the Collateral Account. In addition, if Retailer fails to provide a substitute or replacement Eligible Letter of Credit as required by this Section 6.19, Bank may draw on the full amount available under the Letter of Credit, apply any amounts received in such drawing against Retailer’s outstanding obligations hereunder, and credit the Collateral Account with the amount equal to any remaining balance. Retailer hereby grants Bank a security interest in the Collateral Account, which security interest shall be in addition to any right of setoff or recoupment that Bank may otherwise have under this Agreement or applicable law.

(c)  If, following Retailer’s delivery of an Eligible Letter of Credit to Bank in compliance with the terms of this Section 6.19, Retailer is able to obtain and maintain compliance with the financial covenants set forth in Schedule 6.7 for a period of three (3) consecutive fiscal quarters of Retailer, then Bank shall return the Letter of Credit and/or any proceeds in the Collateral Account within thirty (30) days after the end of the applicable fiscal quarter.

(d)  The obligations under this Section 6.19 shall apply at all times until the earlier of (i) six (6) months after the expiration or earlier termination of the Term, and (ii) the sale of the Accounts to Retailer (or its designee) pursuant to Section 10.1, at which time, Bank shall surrender any outstanding Letter of Credit to Retailer and pay to Retailer an amount equal to the amount remaining in the Collateral Account, if any. Such surrender or repayment shall be accompanied by an accounting of credit and debit activity for the Collateral Account, if any.

(e)  Bank agrees to pay for the fees required by the issuing bank for any Letter of Credit requested by Bank hereunder; provided, that the maximum amount payable by Bank in respect of each such fee shall not exceed 1.5% of the applicable Letter of Credit Amount.

ARTICLE 7 - CHARGEBACKS

7.1  Chargeback Rights. Subject to Section 7.2, Bank will have the right to chargeback to Retailer the principal balance relating to any Indebtedness, if with respect to the corresponding charge or credit or the related Charge Transaction Data or the underlying transaction:

(a)  The Cardholder disputes a charge and Retailer cannot provide Bank with the applicable Charge Slip that resolves the dispute within twenty (20) days after Bank’s request;

(b)  The Cardholder or any person disputes the existence of an Account and Retailer cannot provide Bank with an executed application that resolves the dispute within twenty (20) days after Bank’s request (Bank having reasonably determined after a review of its records that it does not have such Cardholder application in its possession);

(c)  The Cardholder disputes the amount of an Account and/or refuses to pay alleging dissatisfaction with products or services received, a breach of any warranty or representation by Retailer in connection with the transaction, or an offset or counterclaim based on an act or omission of Retailer, provided that any such dispute(s) constitutes a bona fide claim presented by a Cardholder in good faith in the reasonable opinion of Bank;

(d)  The Cardholder disputes a charge or the amount or existence of an Account and/or otherwise refuses to pay and Retailer failed to comply with any Operating Procedure(s) with respect to the corresponding charge, credit, or Account (provided that any such dispute(s) constitutes a bona fide claim presented by a Cardholder in good faith in the reasonable opinion of Bank), or Bank determines that any charge, credit or Account was subject to any acts of fraud performed by or in collusion with Retailer’s employees, contractors or agents;

(e)  The Cardholder disputes the amount or existence of, or otherwise refuses to pay, all or any portion of the Indebtedness resulting from a Card-Not-Present Purchase; provided that any such dispute or refusal constitutes a bona fide claim presented by a Cardholder in good faith in the reasonable opinion of Bank; or

(f)  Bank determines that any warranty made by Retailer pursuant to Section 11.2 was false or inaccurate in any respect when made.

(g)  Such charge, credit, Charge Transaction Data or the underlying transaction relates to any purchases financed on an Account opened pursuant to an Internet Application, and (i) the Cardholder asserts that the Cardholder or an authorized user did not make or authorize the purchase in dispute, or (ii) any person asserts that such person’s name, social security number or other identifying information was used to make any purchase (or to open an Account on which such purchase was made) and that such person did not make or authorize the purchase or open the Account in dispute, or (iii) Bank determines in good faith that a purchase was transacted or an Account was opened in a suspicious or fraudulent manner.

In its reasonable discretion, Bank may compromise and settle any claim made by any Cardholder (including claims made on behalf of an authorized user) relating to such Cardholder’s Account. No such compromise or settlement will impair Bank’s right to chargeback under this Section 7.1 any portion of such Account not paid pursuant to any such settlement or compromise. If the full amount or any portion of any charge is charged back, Bank will assign all rights to payment for the amount charged back to Retailer upon the request of Retailer, without recourse or warranty, except that such rights are free and clear of any lien or encumbrance of Bank.

7.2  Fraud Losses on Accounts.

(a)  Notwithstanding Bank’s right to chargeback to Retailer any Indebtedness under Section 7.1, if Bank determines in its reasonable discretion that the basis for such chargeback right constitutes Uncontrollable Fraud, then, with respect to each such incidence of Uncontrollable Fraud during any Program Year (and without limiting Retailer’s obligation with respect to amounts payable for any other reason under Section 7.1, including without limitation amounts payable as a result of fraud performed by or in collusion with Retailer’s employees, contractors or agents), Bank’s right to chargeback the related charge or credit under Section 7.1 shall be limited to fifty percent (50%) of the aggregate amount otherwise subject to chargeback until the Fraud Cap then in effect for such Program Year has been reached. Once the Fraud Cap has been reached for any Program Year, Retailer shall be responsible and liable for all subsequent chargebacks attributable to Uncontrollable Fraud and shall pay Bank such amount as set forth in Section 7.2(b). As used herein, the following terms shall have the following meanings: (i) “Uncontrollable Fraud” shall mean acts of fraud perpetrated by persons other than employees, contractors or agents of Retailer, which acts of fraud occur despite Retailer’s full compliance with this Agreement and the Operating Procedures then in effect (in calculating fraud losses, an incident of Uncontrollable Fraud will be attributed to the Program Year in which the fraudulent act was discovered); and (ii) “Fraud Cap” means, for any Program Year, an amount equal to [*** Confidential portion has been omitted pursuant to a request for confidential treatment and has been filed separately with the Commission.]. For purposes of this Section, Bank acknowledges and agrees that, with respect to its chargeback rights under Sections 7.1(b) and 7.1(g) in connection with any Account application the information for which was provided over the telephone or through the Internet, so long as Retailer followed any applicable Operating Procedures with respect to the completion of such application, Bank’s chargeback rights shall be subject to the Uncontrollable Fraud provisions of this Section 7.2 notwithstanding that Retailer cannot provide to Bank a copy of such application.

(b) To the extent, for any Program Year, Bank’s losses resulting from Uncontrollable Fraud exceed the Fraud Cap for such Program Year, Retailer shall pay to Bank promptly upon demand, the amount by which such losses exceed the Fraud Cap.

ARTICLE 8 - EXCLUSIVITY

8.1  Exclusivity.

(a)  Retailer will not (and will cause its Affiliates not to) either within the United States or in connection with Direct Purchases or ECOM Purchases of merchandise priced by Retailer in United States Dollars (or otherwise intended by Retailer for purchase by consumers residing within the United States) (i) directly or indirectly, accept for payment, promote, sponsor, solicit, permit solicitation of, or make available to retail consumer customers of Retailer or any of its Affiliates or otherwise provide, any consumer credit or charge program that bears, uses or refers to any trade names of Retailer, or in any way competes with the Program, other than (A) any program offered by Bank or an Affiliate of Bank, (B) any generally accepted multi-purpose credit or charge cards or by generally accepted multi-purpose debit or secured cards in each case, such as American Express, MasterCard, Visa and Discover cards (provided that none of the cards referred to in this clause (B) may be “co-branded,”“sponsored” or “co-sponsored” with Retailer or bear Retailer’s name or marks), or (C) a Second Source Program, or (ii) promote any other charge or credit payment vehicle not otherwise prohibited hereby (e.g. general purpose credit cards) more favorably than Accounts and Credit Cards as a method for the payment of Retailer’s goods and services. Without limiting the foregoing, if Retailer shall have exercised its termination rights under Section 9.2(l) and for any reason Retailer thereafter determines not to implement its Internal Program, the provisions of this Section 8.1 shall continue to apply through fifth anniversary of the Program Commencement Date.

(b)  Until the expiration or termination of the Term, if Retailer desires to make arrangements for the provision by any person of any consumer credit program for the financing of purchases from Retailer or its Affiliates in Canada, then Retailer shall engage in good faith discussions with Bank regarding the possibility of Bank (or an Affiliate of Bank) providing such program.

(c)  The provisions of Section 8.1(a) notwithstanding,

(i)  following the date of any notice of termination by either party under Section 9.1 or 9.2, in order to provide for an orderly transition to a potential replacement financing arrangement, Retailer may initiate negotiations for such replacement program; provided that Retailer shall not (x) except as may be required under applicable securities laws, announce such replacement program earlier than ninety (90) days prior to the scheduled end of the Term (provided, that no such announcement or other activity shall in any way portray Bank or the Program in a negative fashion), or (y) begin accepting applications or processing transactions under such replacement programs earlier than the end of the Term.

(ii)  Retailer may operate a consumer financing program otherwise precluded under Section 8.1(a) if Retailer’s participation therein arises as a result of Retailer’s acquisition (whether through merger, stock purchase or asset purchase) of an unrelated third party, which entity was, at the time of such acquisition, party to a contract for the provision of a consumer financing program (in each case, an “Acquired Program”). Retailer shall notify Bank of the acquisition at the earliest reasonably practicable date following the public announcement of the acquisition and shall thereafter provide Bank with such information regarding the Acquired Program as Bank may reasonably request in order to ascertain the extent to which Bank is able to integrate the Acquired Program into the Program.

(iii)  Within sixty (60) days following receipt by Bank of the requested information, Bank will notify Retailer whether (A) it agrees to integrate the Acquired Program into the Program upon the same terms and conditions then prevailing under the Program; (B) it proposes additional or separate Program Fee Percentages for the Acquired Program, in which case the notice from Bank will include such additional or separate Program Fee Percentages; or (C) it declines to do either of the above. If the scheduled expiration date of the Acquired Program is less than sixty (60) days after the date of receipt by Bank of the requested information, then Bank may nonetheless inform Retailer of its intention to integrate the Acquired Program so long as such notice is given not less than fifteen (15) days prior to such expiration date. Retailer may, in its sole discretion, extend the Acquired Program for such period of time as Retailer may deem necessary or appropriate to allow for additional time for evaluation; provided, that if Bank notifies Retailer of its intention to integrate the Acquired Program into the Program, Retailer shall not thereafter initiate or agree to any such extension.

(iv)  If Bank notifies Retailer that it agrees to integrate the Acquired Program into the Program upon the same terms and conditions then prevailing under the Program, then Retailer and Bank shall execute all such further documents and instruments and do all such further things as may be reasonably necessary and practicable to integrate the Acquired Program into the Program under such prevailing terms and conditions to be effective following the expiration or termination of the Acquired Program.

(v)  If Bank notifies Retailer that it proposes additional or separate Program Fee Percentages for the Acquired Program, then Bank and Retailer shall engage in good faith discussions regarding such proposed terms. If the parties do not reach agreement on any such proposed terms, or if Bank declines to provide any proposed terms, then Retailer may (A) continue indefinitely the Acquired Program with the existing provider; (B) take the Acquired Program in-house; or (C) engage any other party to provide a program to replace the Acquired Program.

(vi)  During any period that the Acquired Program is operated separately from the Program and in any of the cases described in clause (v) above, Retailer may (A) re-brand the Acquired Program using any of the Retailer’s Marks (provided that Retailer shall differentiate the branding of the Acquired Program to the extent that Retailer determines may be necessary or desirable to avoid confusion with the Program, but in no event shall such re-branding result in the Acquired Program using the same overall credit card design as is used for the Program); and (B) expand the Acquired Program to additional retail locations that were not Store Locations immediately prior to the effective date of the acquisition of any Acquired Program, but only if such additional retail locations will carry product lines that are consistent with the concept of the retail locations and product lines included in the Acquired Program (it being understood that any additional retail locations that will carry product lines that are consistent with the product lines carried by the Retailer prior to the acquisition of the Acquired Program shall be included in the Program). For the avoidance of doubt, (I) an Acquired Program shall not be used to finance Retail Purchases, Direct Purchases or ECOM Purchases; provided, that Bank acknowledges that an Acquired Program may include separate retail locations and separate telephone and/or internet sales and/or application acquisition channels and the foregoing limitation shall not prohibit the use of such separate retail locations or other sales and/or account acquisition channels, and (II) if Retailer shall from time to time decide to offer new or additional product lines at Store Locations, Bank shall extend the Program and the ability of Cardholders to finance such newly added goods and/or services so long as such goods and/or services are generally similar to those sold by Retailer as of the Program Commencement Date.

(vii)  If Bank elects to cease remitting payments to Retailer pursuant to Section 3.1(b), based on the existence of a right of termination pursuant to Section 9.2, Retailer may immediately thereafter begin accepting applications and/or processing transactions under a replacement program and the exclusivity provisions of this Section 8.1 shall be permanently cancelled and terminated.

ARTICLE 9 - TERM/TERMINATION

9.1  Program Term. This Agreement shall continue until February 15, 2011 and shall automatically renew for additional two (2) year terms (each such period, a “Term”), unless either party shall give written notice to the other party at least twelve (12) months prior to the end of the scheduled expiration of such Term of its intention to terminate the Program.

9.2  Termination of Agreement. Notwithstanding anything in Section 9.1 to the contrary, this Agreement may be terminated prior to the end of any Term as provided below:

(a)  Except with respect to breaches of the provisions of Section 6.19 (which are addressed in Section 9.2(o)), if a party breaches any covenant or agreement contained in this Agreement (i) which does not involve the payment of money to the other party hereto and such breach continues for a period of thirty (30) days after the non-breaching party has given written notice of the breach, or (ii) which involves the payment of money to the other party hereto and such breach continues for a period of three (3) days after the non-breaching party has given written notice of the breach, then, in either case, the non-breaching party shall have the right to terminate this Agreement. The foregoing clause (ii) notwithstanding, the failure of a party to make a payment due hereunder shall not give rise to a termination right in the other party if the amount which such party has failed to pay is less than $50,000 and such party, acting in good faith, has delivered a written notice to the other party contesting its obligation to make such payment. In any case, to be effective, a termination notice must be delivered within sixty (60) days after the expiration of the applicable cure periods set forth above. This Agreement will terminate one hundred and twenty (120) days after delivery of such notice of termination.

(b)  If any representation or warranty made by a party proves not to have been true and correct in all material respects as of the date when made, then the other party shall have the right to terminate this Agreement; provided, however, that breaches by Retailer under Section 11.2 shall not give rise to a right of termination hereunder unless such breaches have, in Bank’s reasonable determination become chronic and/or persistent, and Retailer has not, after written notice from Bank, cured such breaches and resolved or corrected, to Bank’s reasonable satisfaction, any underlying systems, personnel, or other problem(s) giving rise to such breaches, in each case within thirty (30) days after written notice by Bank. In order to be effective, the notice of termination must be delivered within sixty (60) days after the date such other party first becomes aware that such representation or warranty is not true and correct (or, in the case of chronic and/or persistent breaches under Section 11.2, within sixty (60) days after the date on which Bank reasonably determined that such breaches under Section 11.2 have become chronic or persistent). This Agreement will terminate one hundred and twenty (120) days after delivery of such notice of termination.

(c)  If a party (i) is no longer Solvent; (ii) generally does not pay its debts as such debts become due, or admits in writing its inability to pay its debts generally; (iii) makes a general assignment for the benefit of its creditors, (iv) has any proceeding instituted by or against it seeking to adjudicate it bankrupt or insolvent or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency, or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property; or (v) takes any corporate action to authorize any of the actions set forth above in (i) through (iv) above, then the other party shall have the right to terminate this Agreement. In order to be effective, the notice of termination must be delivered within one hundred and eighty (180) days after such other party becomes aware of the occurrence of such event; provided, that in the case of an occurrence under clause (iv), this Agreement shall terminate automatically unless the parties shall mutually agree in writing to continue the Program. In any case in which notice is required for termination, this Agreement will terminate upon delivery of such notice.

(d)  If, with respect to Retailer, any of the following events occur, then Bank shall have the right to terminate this Agreement: (i) any person or group of persons acting in concert acquires, after the date of this Agreement, beneficial ownership of fifty percent (50%) or more of the combined voting power of the then outstanding voting securities of Retailer entitled to vote generally in the election of directors; (ii) the stockholders of Retailer approve a reorganization, merger or consolidation (each a “Reorganization”), in each case through which the persons who were the respective beneficial owners of the voting securities of Retailer immediately prior to such Reorganization do not beneficially own, following such Reorganization, directly or indirectly, more than fifty percent (50%) of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the corporation, as a result of such Reorganization; or (iii) all or substantially all of the assets or property of Retailer are sold or otherwise disposed of in one transaction or series of related transactions. In order to be effective, the notice of termination must be delivered within one hundred and eighty (180) days after Bank becomes aware of the occurrence of such event. This Agreement will terminate one hundred and twenty (120) days after delivery of such notice of termination.

(e)  If a party is in default under any material loan agreement, indenture or other instrument relating to any indebtedness for borrowed money and such default gives any person, either with or without notice and without giving effect to any extension of any grace period, the right to accelerate such indebtedness, then the non-defaulting party hereunder shall have the right to terminate this Agreement. In order to be effective, the notice of termination must be delivered within ninety (90) days after such non-defaulting party becomes aware of the occurrence of such event. This Agreement will terminate thirty (30) days after delivery of such notice, unless the underlying default is cured during such thirty (30) day period.

(f)  If a material adverse change has occurred in the operations, financial condition, business or prospects of a party hereto, which the other party has determined, in good faith, has had, or is reasonably likely to have, a material adverse effect on the ongoing operation or continued viability of the Program, then the other party shall have the right to terminate this Agreement. In order to be effective, the notice of termination must be delivered within ninety (90) days after the terminating party makes such determination. This Agreement will terminate sixty (60) days after delivery of such notice of termination.

(g)  Bank shall have the right to terminate the Agreement upon written notice if (i) usury rates for the State of Utah (or any other State in which the Bank may choose to locate) change, laws regulating Bank’s rate or fee structure change, or federal or state laws, regulations or other authority preempt the exportation of Bank’s rate or fee structure; (ii) Bank determines, in good faith, that any of the foregoing has had, or is reasonably likely to have, a material adverse effect on Bank’s ability to provide the Program or perform the transactions contemplated hereby or on Program economics; (iii) Bank has sought to engage Retailer in a good-faith renegotiation of the terms of this Agreement; (iv) the parties hereto have not agreed to modifications to the terms of this Agreement that Bank reasonably believes necessary to prevent a material adverse effect on the economics of the Program or on Bank (or on its ability to perform the transactions contemplated by this Agreement) resulting from the change in usury rates or other laws regulating Bank’s rate or fee structure or the exportation thereof; and (v) either Bank is required to initiate changes to the Program to comply with applicable law or more than one hundred and twenty (120) days have passed since Bank first sought to engage Retailer in a good faith renegotiation of the terms of this Agreement.

(h)  If any judicial or administrative agency or body determines that the Program does not qualify (or if Bank reasonably determines that there is a material risk that the Program will not qualify, in which case Bank shall promptly notify Retailer of such determination) as an “open-end” credit facility under Regulation Z, 12 C.F.R. 226.2(a)(20), then Bank shall have the right to terminate this Agreement. In order to be effective, the notice of termination must be delivered within sixty (60) days after such determination. This Agreement will terminate upon delivery of such notice of termination.

(i)  If a final judgment or judgments for the payment of money in excess of One Million Dollars ($1,000,000) is rendered against Retailer and the same is not either (i) covered by insurance where the insurer has affirmatively and expressly accepted liability therefore or (ii) vacated, stayed, bonded, paid, or discharged prior to expiration of the applicable appeal period, then Bank shall have the right to terminate this Agreement. In order to be effective, the notice of termination must be delivered within sixty (60) days after Bank becomes aware of the occurrence of such event. This Agreement will terminate one hundred and twenty (120) days after delivery of such notice of termination.

(j)  Retailer shall have the following termination rights with respect to the Credit Review Point:

(i)  [*** Confidential portion has been omitted pursuant to a request for confidential treatment and has been filed separately with the Commission.]

(ii)  Upon receipt of Bank’s notice to Retailer regarding its election whether or not to increase the Credit Review Point then in effect pursuant to Section 6.6(b), Retailer may terminate this Agreement without cause. In order to be effective, Retailer’s notice of termination must be delivered within thirty (30) days after Bank notifies Retailer pursuant to Section 6.6(b). This Agreement will then terminate in accordance with the terms of clause (iii) below.

(iii)  If Retailer has given notice of its intention to terminate this Agreement pursuant to either of clauses (i) or (ii) above, or if Bank has elected not to increase the Credit Review Point pursuant to Section 6.6, this Agreement will terminate one hundred and twenty (120) days after Aggregate Outstanding Indebtedness reaches ninety five percent (95%) of the Credit Review Point (even if during such period Aggregate Outstanding Indebtedness exceeds the Credit Review Point).

(k)  Either Bank or Retailer shall have the right to terminate the Agreement upon written notice to the other party hereto, if the performance by the other party of its obligations under this Agreement is prevented or materially impeded, without ability to cure, for a period of not less than 60 consecutive days by a Force Majeure Event. Without derogating from the foregoing sixty (60) day period applicable to the establishment of a termination right due to a Force Majeure Event, the termination notice required hereunder may be given by the affected party at any time following the onset of a Force Majeure Event, but in any event must provide at least thirty (30) days’ prior notice of the effective date of any such termination.

(l)  Retailer shall have the right to terminate the Agreement upon not less than 180 days prior written notice (which termination notice may not have an effective date earlier than the third anniversary of the Program Commencement Date) if Retailer has established a private label credit program substantially similar to the Program and through which Retailer will be extending the financing directly (including through a wholly-owned subsidiary) to consumers to finance the purchase of goods and services from Retailer (the “Internal Program”). Without limiting Retailer’s obligation to provide the foregoing written notice to Bank, the Program shall not terminate more than ten (10) days prior to the implementation of the Internal Program; provided, that, if so requested by Retailer, Bank shall use its commercially reasonable efforts to terminate the Program on the business day immediately preceding the implementation of an Internal Program (or such greater number of days (not exceeding ten (10)), as Retailer may request).

(m)  Retailer shall have the right to terminate the Agreement as set forth below if, during any Program Year, Bank elects to increase the Promotional Rates set forth on Schedule 3.5 pursuant to clause (v) of Section 3.5(b) (in each case “New Pricing”); provided, that Retailer may not elect to terminate this Agreement under this Section 9.2(m) unless it has completed the “Competitive Pricing Procedures”. For purposes of this Section 9.2(m), “Competitive Pricing Procedures” means the following procedures, which shall be implemented if Retailer asserts that such New Pricing is materially non-competitive. In such case, Retailer will have sixty (60) days from the date of Bank’s notice to Retailer setting forth the proposed New Pricing to obtain a bona fide written proposal from an issuer of private label credit programs (“Competing Offer”) and to submit such Competing Offer to Bank. If Retailer fails to submit a Competing Offer within such period, then Retailer’s option to terminate this Agreement as a result of such New Pricing will expire. If Retailer presents Bank with a Competing Offer and Bank does not meet the Competing Offer (in an aggregate economic sense, taking into account all proposed terms of any Competing Offer relative to all terms of the Program), then over the sixty (60) day period following Bank’s receipt of the Competing Offer (the “Negotiation Period”), Retailer and Bank will use commercially reasonable efforts to negotiate mutually agreeable New Pricing. If Retailer and Bank are unable to agree on New Pricing by the end of the Negotiation Period, then Retailer may, during the thirty (30) days immediately following the end of the Negotiation Period, give a written notice of termination to Bank. This Agreement will terminate sixty (60) days after any such termination notice. In each case, regardless of whether Retailer terminates this Agreement, the New Pricing shall become effective immediately upon Bank’s notice thereof to Retailer (unless Bank’s notice of New Pricing indicates a later date) and shall remain effective until the Final Liquidation Date or the date when Bank and Retailer agree on other pricing.

(n)  [*** Confidential portion has been omitted pursuant to a request for confidential treatment and has been filed separately with the Commission.]

(o)  Bank shall have the right to terminate the Agreement upon not less than thirty (30) days prior written notice if Retailer fails to provide a Letter of Credit as provided for in Section 6.19.

ARTICLE 10 - POST TERM PROVISIONS

10.1  Purchase of Accounts by Retailer upon Termination.

(a)  Retailer will have the option to purchase, or to arrange for the purchase of, not less than all of the Accounts and related Indebtedness (other than Accounts that have been written-off by Bank) exercisable as provided in Sections 10.1(b) and 10.1(c) below, for a purchase price payable in immediately available funds in an amount equal to [*** Confidential portion has been omitted pursuant to a request for confidential treatment and has been filed separately with the Commission.].

(b)  Retailer’s option to purchase, or arrange for the purchase of, the Accounts and Indebtedness under Section 10.1(a) may be exercised as follows:

(i)  If the Agreement is expiring based on either party’s decision not to renew it under Section 9.1, Retailer may exercise its purchase option by giving notice of such election within one hundred and eighty (180) days prior to the expiration of the Agreement. Retailer must thereafter complete such purchase on the first business day after the expiration of this Agreement.

(ii)  If the Agreement terminates pursuant to Section 9.2 following the delivery of a termination notice by Retailer, Retailer must exercise its option by giving notice of such election with such termination notice. Retailer must thereafter complete such purchase within one hundred twenty (120) days after the effective date of such termination.

(iii)  If the Agreement terminates pursuant to Section 9.2 following the delivery of a termination notice by Bank, Retailer may exercise its option by giving notice of such election within thirty (30) days following delivery of such notice of termination. Retailer must thereafter complete such purchase within ninety (90) days after the effective date of such termination.

(c)  Anything in Section 10.1(a) or (b) to the contrary notwithstanding, if, after giving notice of its intent to purchase or cause a third party to purchase the Accounts and Indebtedness, Retailer subsequently decides not to pursue such purchase of the Accounts and Indebtedness, Retailer shall have no obligation to complete the purchase of the Accounts; provided, that (x) Retailer shall notify Bank, in writing, as soon as Retailer decides not to go forward with such purchase, and (y) Retailer shall reimburse Bank for all costs and expenses incurred by Bank as of the date of such notice in connection with the sale of the Accounts and Indebtedness (subject to the limitations contained in Section 10.1(d)(iii)). Any notice given by Retailer under this Section 10.1(c) shall be irrevocable and shall relieve Bank of any further obligation under this Agreement to sell the Accounts and Indebtedness pursuant to Section 10.1 to Retailer or any third party with whom Retailer has made arrangements to purchase the Accounts and Indebtedness.

(d)  If Retailer notifies Bank of Retailer’s intention to purchase, or arrange for the purchase of, the Accounts and Indebtedness under Sections 10.1(a) and (b):

(i)  Bank shall use its commercially reasonable efforts to provide Retailer or its designee with such materials as are customary for the industry to conduct due diligence.

(ii)  Retailer and Bank agree to work in good faith to prepare the necessary purchase documents on terms and conditions that are reasonable and customary for the industry.

(iii)  Retailer will bear all of its expenses in converting the Accounts and Indebtedness to itself or its designee and [*** Confidential portion has been omitted pursuant to a request for confidential treatment and has been filed separately with the Commission.]of Bank’s costs of responding to due diligence requests and its deconversion costs (including third party expenses and material internal costs of Bank, including the hourly cost of Bank’s personnel’s time); provided, that prior to any such reimbursement, Bank shall provide Retailer with a reasonably detailed statement of such external and internal expenses.

10.2  Bank’s Rights If Retailer Does Not Purchase Accounts. If Retailer does not exercise its option to purchase, or arrange for the purchase of, the Accounts and Indebtedness under Section 10.1 upon the expiration or earlier termination of the Agreement, Bank will have the right, in addition to and without waiving any other rights it may have under the terms of this Agreement or applicable law, to (a) liquidate any or all of the Accounts, (b) convert the Accounts to another credit or charge program maintained by Bank or any of its Affiliates, or (c) sell the Accounts, whether by securitization or otherwise to any third party; provided, that Bank shall not sell the Accounts to any third party which is in the business of manufacturing or selling beds and related accessories. Following the termination or expiration of the Term, at Bank’s election Bank may continue to provide purchase authorizations and extend financing under the Program on Accounts existing as of the effective date of such termination or expiration (it being understood that no new Accounts shall be opened after such effective date) for up to one hundred twenty (120) days in order to effect the conversion solicitation contemplated above and Retailer shall accept the Credit Cards for such period for purposes of such add-on purchases; provided that such one hundred twenty (120) day period shall be extended an additional day for each day after such expiration or termination during which Retailer retains the right to purchase the Accounts under Section 10.1 (up to the number of days preceding the expiration of the applicable notice period under Section 10.1(b)(ii) or (iii), as the case may be). Retailer will cooperate with Bank and take any action reasonably requested by Bank, and Bank may use the Retailer Marks, if any, to communicate with Cardholders and authorized users, in connection with any such liquidation, conversion, substitution or sale.

10.3  Survival Provisions.

(a)  Except as is expressly provided to the contrary in this Agreement, all of the terms, conditions and covenants of this Agreement (including the applicable provisions of Section 2.2 that relate to

Retailer’s retail practices, Cardholder transactions, billing, customer servicing, settlement, chargeback and dispute handling) will continue in effect following the expiration or termination of the Term until the Final Liquidation Date.

(b)  In addition, all warranties, representations and indemnities contained in this Agreement, and the parties’ obligations under Sections 6.1 (Ownership of Accounts), 6.2 (Ownership and Use of Cardholder Information), 6.11 (Sales Taxes and Related Record Retention), 6.13 (Intellectual Property), and Articles 10 and 13, will survive the termination of this Agreement and the Final Liquidation Date.

ARTICLE 11 - REPRESENTATIONS AND WARRANTIES

11.1  Representations and Warranties. Each party makes the following representations and warranties to the other party as of the date of this Agreement, and Retailer makes such representations and warranties on and as of each date on which Charge Transaction Data is transmitted to Bank:

(a)  Such party is duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation or organization, as the case may be.

(b)  Such party has the requisite organizational power and authority to conduct its business as presently conducted and hereafter contemplated to be conducted and to execute, deliver and perform this Agreement.

(c)  This Agreement has been duly executed and delivered by such party, and constitutes the legal, valid, and binding obligation of such party, enforceable against such party in accordance with its terms.

(d)  The execution and delivery of this Agreement by such party and the consummation of the transactions contemplated hereby do not and will not (i) conflict with the organizational documents of such party, (ii) conflict with, or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under any material agreement of such party; or (iii) constitute a violation of any material order, judgment or decree to which such party is bound. No consent, approval, permit, waiver, authorization, notice or filing is required to be made or obtained in connection with the execution, delivery and performance by such party of this Agreement.

(e)  All information furnished by such party to the other for purposes of or in connection with this Agreement is true and correct in all material respects and no such information omits to state a material fact necessary to make the information so furnished not misleading. Except as disclosed to the other party (or, in the case of Retailer, as described from time to time in Retailer’s periodic filings with the Securities and Exchange Commission), there is no fact known to such party (including, without limitation, threatened or pending litigation) that could materially and adversely affect the financial condition, business, property, or prospects of such party.

11.2  Presentment Warranties. With respect to each submission of Charge Transaction Data to Bank, Retailer represents and warrants as follows with respect to such Charge Transaction Data and each underlying transaction:

(a)  All purchases included in the Charge Transaction Data constitute bona fide, arms-length sales by Retailer of the goods or services described therein in the ordinary course of Retailer’s business; Retailer has delivered to the Cardholder (or its designee) or shipped via third party from its manufacturing plant directly to the Cardholder (or its designee) all the products and fully performed all the services covered by the Charge Transaction Data;

(b)  The charges included in the Charge Transaction Data did not involve a cash advance or goods or services not listed in the applicable invoice or receipt; only goods and services sold by Retailer (which shall be deemed to include applicable sales tax and delivery charges) are included in the Charge Transaction Data; the charges represent the entire purchase price of the goods and services identified in the Charge Transaction Data other than an additional partial-payment by a Cardholder, including by cash or check, or financed by any means other than the Account;

(c)  To the best of Retailer’s knowledge, the goods and services covered by the Charge Transaction Data were sold by Retailer to Cardholders or authorized users for personal, family or household purposes;

(d)  Except for Card-Not-Present-Purchases, Retailer obtained a signed invoice or receipt for each charge included in the Charge Transaction Data;

(e)  All “purchases” (which, for purposes hereof, shall be deemed to have occurred on the date Retailer has delivered to the Cardholder (or its designee) or shipped via third party from its manufacturing plant directly to the Cardholder (or its designee) the item(s) financed on such Cardholder’s Account) included in the Charge Transaction Data occurred no earlier than five (5) days prior to the submission of such Charge Transaction Data; and all transactions included in the Charge Transaction Data were conducted in accordance with the Operating Procedures, this Agreement and all applicable laws; and

(f)  Each invoice or receipt included in the Charge Transaction Data (or, in the case of Absentee Purchases, the purchase information in the Charge Transaction Data) is not invalid, illegible, inaccurate or incomplete and has not been materially altered since being signed or submitted by the Cardholder; the Account number and name of the Cardholder has been accurately printed on each Charge Slip and has been included in each transmission of Charge Transaction Data; Retailer has obtained a valid authorization from Bank for each purchase (unless otherwise waived by Bank).

ARTICLE 12 - INDEMNIFICATION

12.1  Indemnification by Retailer. Retailer agrees to indemnify and hold harmless Bank, its Affiliates, and their respective employees, officers, directors and agents, from and against any and all Damages to the extent such Damages arise out of, are connected with, or result from:

(a)  Any breach by Retailer of any of the terms, covenants, representations, warranties or other provisions contained in this Agreement;

(b)  Any products or services sold by Retailer (including, without limitation, any failure to provide the service as promised, any product defects, or product liability or warranty claims relating thereto);

(c)  Any act or omission, where there was a duty to act, by Retailer or its employees, officers, directors or agents including without limitation, the failure of Retailer to comply with any law, rule or regulation applicable to Retailer;

(d)  Any advertisements, solicitations or other promotions of the Program or of goods or services eligible for purchase under the Program conducted by or on behalf of Retailer (excluding those conducted by Bank);

(e)  The acquisition by Retailer from Bank, in connection with a charge or credit to an Account, of a Cardholder’s Account number by telephone or by some other means;

(f)  Bank’s use of the Retailer Marks in accordance with the terms of this Agreement;

(g)  Any activities, acts or omissions of any third party to whom Cardholder Information is transferred or made available by or on behalf of Retailer, including without limitation, information transferred or made available to a third party by Bank on Retailer’s behalf; or

(h)  Third party claims asserted with respect to Retailer’s operation of any Acquired Program, including any advertising or disclosures in connection therewith.

The foregoing indemnity obligation of Retailer shall not apply to any Damages of Bank to the extent caused by the gross negligence, willful misconduct or illegal acts of Bank.

12.2  Indemnification by Bank. Bank agrees to indemnify and hold harmless Retailer, its Affiliates, and their respective employees, officers, directors and agents, from and against any and all Damages to the extent such Damages arise out of, are connected with or result from:

(a)  Any breach by Bank of any of the terms, covenants, representations, warranties or other provisions contained in this Agreement;

(b)  Any act or omission, where there was a duty to act, by Bank or its employees, officers, directors, or agents, including without limitation, the failure of Bank to comply with any law, rule or regulation applicable to Bank, including the provisions of the Gramm-Leach-Bliley Act;

(c)  Any failure of the form of credit applications or Cardholder Agreement as prepared by Bank, or the failure of any other form of document prepared by Bank for presentation to any Account applicant or Cardholder (including billing statements and changes in terms notices) to comply with, as applicable, the Consumer Credit Protection Act, the Truth in Lending Act, the Fair Debt Collection Practices Act, the Equal Credit Opportunity Act, the Fair Credit Billing Act, the Fair Credit Reporting Act and the regulations implementing each of them;

(d)  Any advertisements, solicitations or other promotions by or on behalf of Bank (other than those conducted by Retailer) of the Program; or

(e)  Any activities, acts or omissions of any third party to whom Cardholder Information is transferred or made available by or on behalf of Bank.

The foregoing indemnity obligation of Bank shall not apply to any Damages of Retailer to the extent caused by the gross negligence, willful misconduct or illegal acts of Retailer.

12.3  Indemnification Procedures.

(a)  A party entitled to indemnification will give prompt written notice to the indemnifying party of any claim, assertion, event, condition or proceeding by any third party concerning any liability or damage as to which it may request indemnification under this Article 12. The failure to give such notice will not relieve the indemnifying party from liability hereunder unless and solely to the extent the indemnifying party did not know of such third party claim and such failure results in the forfeiture by the other party of substantial rights and defenses.

(b)  An indemnifying party will have the right, upon written notice to the indemnified party, to conduct at its expense the defense against such third party claim in its own name, or, if necessary, in the name of the indemnified party. When the indemnifying party assumes the defense, the indemnified party will have the right to approve the defense counsel and the indemnified party will have no liability for any compromise or settlement of any third party claim that is effected without its prior written consent (such consent not to be unreasonably withheld), unless the sole relief provided is monetary damages that are paid in full by the Indemnifying Party and such compromise or settlement includes a release of each indemnified party from any liabilities arising out of the third party claim. If the indemnifying party delivers a notice electing to conduct the defense of the third party claim, the indemnified party will, at the indemnifying party’s expense, cooperate with and make available to the indemnifying party such assistance, personnel, witnesses and materials as the indemnifying party may reasonably request. If the indemnifying party does not deliver a notice electing to conduct the defense of the third party claim, the indemnified party will have the sole right to conduct such defense and the indemnified party may pay, compromise or defend such third party claim or proceeding at the indemnifying party’s expense. Regardless of which party defends the third party claim, the other party will have the right at its sole expense to participate in the defense assisted by counsel of its own choosing.

ARTICLE 13 - MISCELLANEOUS

13.1  Confidentiality.

(a) All material and information supplied by one party to another party under this Agreement, including, but not limited to, information concerning a party’s marketing plans, objectives or financial results (“Confidential Information”), is confidential and proprietary. All such information will be used by each party solely in the performance of its obligations and exercise of its rights pursuant to this Agreement. Each party will receive Confidential Information from the other party in confidence and will not disclose such Confidential Information to any third party, except (i) as contemplated under this Agreement; (ii) as may be agreed upon in writing by the party providing such Confidential Information; (iii) in the case of Bank to an Affiliate of Bank (provided, that Bank shall ensure that such Affiliate is aware of and agrees to be bound by (and shall be responsible for any failure of such Affiliate to adhere to) the confidentiality obligations to which Bank is subject with respect to Confidential Information); (iv) in the case of Retailer to an Affiliate of Retailer (provided, that Retailer shall ensure that such Affiliate is aware of and agrees to be bound by (and shall be responsible for any failure of such Affiliate to adhere to) the confidentiality obligations to which Retailer is subject with respect to Confidential Information); (v) to the extent necessary, in exercising or enforcing its rights; or (vi) as required by law. Each party will use its reasonable best efforts to ensure that its respective officers, employees, and agents take such action as will be necessary or advisable to preserve and protect the confidentiality of Confidential Information. Upon written request after the Final Liquidation Date, each party will destroy or return to the party providing such Confidential Information all such Confidential Information in its possession or control. Confidential Information will not include information in the public domain and information lawfully obtained from a third party.

(b) Section 13.1(a) to the contrary notwithstanding, if Retailer is obligated to file periodic reports with the Securities and Exchange Commission, then Retailer shall have the right to file a copy of this Agreement with the applicable commission or governmental agency to the extent necessary, in Retailer’s reasonable opinion, to comply with any applicable disclosure laws or regulations (including any reporting requirement of the Securities Exchange Commission), or any listing requirement of any stock exchange, including NASDAQ, applicable to Retailer. Because Retailer has indicated that it will be filing a copy of this Agreement pursuant to the preceding sentence, Retailer shall (i) file such copy with such requested redactions as Bank shall have provided to Retailer not later than two (2) days after the execution of this Agreement, and (ii) file a confidential treatment request in a form reasonably acceptable to Bank.

13.2  Binding Effect. This Agreement is binding upon and inures to the benefit of the parties hereto and their respective successors and permitted assigns.

13.3  Assignment. Neither Bank nor Retailer may assign its rights or delegate its obligations under this Agreement without the prior written consent of the other party, which consent will not be unreasonably withheld, provided that Bank may, without such consent (i) assign all or part of its rights and delegate some or all of its obligations under this Agreement to an Affiliate; (ii) engage third parties to perform some or all of Bank’s obligations under this Agreement, including, without limitation the servicing and administration of Accounts; and (iii) assign all or some of its rights hereunder to any person acquiring any or all Accounts after the termination or expiration of this Agreement. Notwithstanding any assignment, Bank will remain liable for all of its obligations under this Agreement. The preceding sentence notwithstanding, Retailer may, without Bank’s consent, upon not less than sixty (60) day’s prior written notice to Bank, assign its rights and obligations under this Agreement to an Affiliate of Retailer so long as (i) the combined financial strength of Retailer and such Affiliate is not materially less than that of Retailer prior to such assignment, as reasonably determined by Bank, and (ii) such Affiliate executes such documents as Bank may reasonably request to establish such Affiliate as a party hereto, and (iii) such Affiliate is not a competitor of Bank and sells products that are reasonably similar to those sold by Retailer. Notwithstanding any such assignment or delegation, each of Bank and Retailer shall remain primarily liable to the other party with respect to all of the obligations and liabilities arising under this Agreement.

13.4  Governing Law. Except to the extent superceded by federal law applicable to banks or savings associations, this Agreement and all rights and obligations hereunder, including, but not limited to, matters of construction, validity and performance, shall be governed by and construed in accordance with the laws of the State of Utah. THE PARTIES HERETO WAIVE THEIR RIGHT TO REQUEST A TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING IN ANY COURT OF LAW, TRIBUNAL, OR OTHER LEGAL PROCEEDING ARISING OUT OF OR INVOLVING THIS AGREEMENT, OR ANY DOCUMENT DELIVERED IN CONNECTION HEREWITH, OR RELATING TO ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

13.5  Privacy.

(a)  Retailer and Bank will only use, maintain and/or disclose Cardholder Information in compliance with all applicable privacy and security laws and with the policies set forth in this Section 13.5 and related disclosures made by Bank (collectively, the “Bank Privacy Disclosures”), and each will ensure that persons to whom it transfers Cardholder Information do the same. Retailer acknowledges that it is subject to the reuse and redisclosure provisions of the Gramm-Leach-Bliley Act (the “Gramm-Leach-Bliley Act” as defined in Title V, Subtitle A of 15 U.S.C. 6801 et seq. (as it may be amended from time to time) and the implementing privacy and security regulations issued pursuant to the Gramm-Leach-Bliley Act (as the same may be amended from time to time)), and that it will ensure that Cardholder Information received from Bank under the “private label exception” found in the Gramm-Leach-Bliley Act is used only in connection with the Program and for no other purpose.

(b)  Retailer and Bank will each establish and maintain appropriate administrative, technical and physical safeguards to protect the security, confidentiality and integrity of the Cardholder Information. These safeguards will be designed to protect the security, confidentiality and integrity of the Cardholder Information, ensure against any anticipated threats or hazards to its security and integrity, and protect against unauthorized access to or use of such information or associated records which could result in substantial harm or inconvenience to any Cardholder or applicant.

(c)  Retailer and Bank will each ensure that any third party to whom it transfers or discloses Cardholder Information signs a written contract with the transferor in which such third party agrees to (i) restrict its use of Cardholder Information to the use specified in the written contract; (ii) to comply with all applicable laws (including, without limitation, privacy and security laws and the reuse and redisclosure provisions of the Gramm-Leach-Bliley Act) and the Bank Privacy Disclosures, and (iii) implement and maintain appropriate safeguards as stated in paragraph (b) above. Information transferred by Bank on Retailer’s behalf and following Retailer’s request will be considered information transferred by Retailer hereunder. Retailer agrees to transfer or make available to third parties only such Cardholder Information as is reasonably necessary to carry out the contemplated task.

(d)  Retailer and Bank shall notify the other party immediately following discovery or notification of any actual or threatened breach of security of the systems maintained by the Retailer and Bank, respectively. The party that suffers the breach of security (the “Affected Party”) agrees to take action immediately, at its own expense, to investigate the actual or threatened breach, to identify and mitigate the effects of any such breach and to implement reasonable and appropriate measures in response to such breach. The Affected Party also will provide the other party with all available information regarding such breach to assist that other party in implementing its information security response program and, if applicable, in notifying affected Cardholders. For the purposes of this subsection (d), the term “breach of security” or “breach” means the unauthorized access to or acquisition of any record containing personally identifiable information relating to a Cardholder, whether in paper, electronic, or other form, in a manner that renders misuse of the information reasonably possible or that otherwise compromises the security, confidentiality, or integrity of the information.

(e)  Notwithstanding anything else contained in this Agreement, neither Bank nor Retailer will, and neither of them will be obligated to, take any action that either of them believes in good faith would violate, or is reasonably likely to cause either of them to violate, any applicable law (including, without limitation, privacy and security laws and the reuse and redisclosure provisions of the Gramm-Leach-Bliley Act) or the Bank Privacy Disclosures, or that would cause either of them to become a “consumer reporting agency” for purposes of the federal Fair Credit Reporting Act, as it may be amended from time to time.

(f)  Retailer and Bank, respectively, will use reasonable measures designed to properly dispose of all records containing personally identifiable information relating to Cardholders, whether in paper, electronic, or other form, including adhering to policies and procedures that require the destruction or erasure of electronic media containing such personally identifiable information so that the information cannot practicably be read or reconstructed.

13.6  Financial Accommodation. Retailer acknowledges that this Agreement is a “financial accommodation” contract (as such term is used in Section 365(c)(2) of Title 11 of the United States Code) for the benefit of Retailer.

13.7  No Third Party Beneficiaries. Except as otherwise expressly set forth in this Agreement, this Agreement does not confer upon any person, other than the parties, any rights or remedies under this Agreement.

13.8  Amendments. This Agreement may not be amended except by written instrument signed by Retailer and Bank.

13.9  No Partnership. Nothing contained in this Agreement will be construed to constitute Retailer and Bank as partners, joint venturers, principal and agent, or employer and employee.

13.10  Notices. All notices and communications given under this Agreement must be in writing and must be sent by hand, by facsimile (with verbal confirmation of receipt), by certified mail, return receipt requested, or by nationally recognized overnight courier service addressed to the party to whom such notice or other communication is to be given or made at such party’s address as set forth below and will be deemed given one (1) business day after being sent, as follows:

if to Retailer:	if to Bank:
Select Comfort Corporation 6105 Trenton Lane North Minneapolis, Minnesota 55442 Facsimile: (763) 551-7826 Attn: Chief Financial Officer	GE Money Bank 4246 South Riverboat Road Suite 200 Salt Lake City, Utah 84123-2551 Facsimile: (801) 517-5269 Attn: President
with a copy to: Select Comfort Corporation 6105 Trenton Lane North Minneapolis, Minnesota 55442 Facsimile: (763) 551-6888 Attn: General Counsel	with a copy to: GE Retail Sales Finance 950 Forrer Boulevard Kettering, OH 45420 Facsimile: (937) 534-3982 Attn: Counsel

provided, however, that a party may notify the other party in writing (in accordance with the notice provisions in this Section) from time to time of an alternative address for notices under this Section and, in such case, notices hereunder will be effective if sent to the last address so designated.

13.11  Incorporation of Appendices. Each of the Appendices attached hereto is hereby incorporated by reference.

13.12  Nonwaiver; Remedies Cumulative; Severability. All remedies are cumulative and not exclusive, and no delay in exercising a right will be deemed a waiver thereof. If any provision of this Agreement is held to be invalid, void or unenforceable, all other provisions will remain valid and be enforced and construed as if such invalid provision were never a part of this Agreement.

13.13  Damages Waiver. Notwithstanding anything to the contrary in this Agreement, Bank and Retailer shall not be liable to the other under or in connection with this Agreement or the Program for any indirect or consequential or other damages relating to prospective profits, income, anticipated sales or investments, or goodwill, or for any punitive or exemplary damages; provided, that the damages limitation set forth in this Section 13.13 shall not apply to any Damages arising out of the failure of the parties under any of Sections 9.2(l)(but only to the extent such Section requires ongoing adherence to Section 8.1), 13.1 or 13.5, or from Damages which result from an obligation of Bank or Retailer to pay any third party damages claims to the extent such third party claims otherwise fall under Bank’s or Retailer’s respective indemnity obligations hereunder.

13.14  Joint and Several Obligations. Each obligation of Retailer hereunder shall be a joint and several obligation of each of Select Comfort and SCRC. For purposes of this Agreement, (i) any discretionary action or election that is authorized or permitted to Retailer hereunder (e.g., purchase of the Accounts or termination of this Agreement) may be made or taken only by Select Comfort, and (ii) notice given or demand made upon any of the Retailer parties shall be deemed to be notice given to or demand made upon all of the Retailer parties. Retailer covenants for the benefit of Bank to enter into such agreements and to make such other arrangements as may be necessary to provide Select Comfort the power and authority to exercise all rights provided to Retailer hereunder and to ensure that each of the Retailer parties receives copies of all such notices or demands from any other Retailer party. Whenever this Agreement requires that payments be made to Retailer, Bank may make such payments directly to Select Comfort, which shall receive such payment in trust for itself and all other parties entitled to all or any portion thereof. Bank shall have no obligation to ensure and no liability for the correct application of any payments made by it among the Retailer parties. Bank may exercise its chargeback rights under Article 7 against any of the Retailer parties, regardless of which of them originated the corresponding Account or purchase transaction.

13.15  Entire Agreement. This Agreement (together with the schedules, exhibits and appendices attached to this Agreement) is the entire agreement of the parties with respect to the subject matter of this Agreement and supersedes all other prior understandings, writings and agreements whether written or oral, including the Prior Program Agreement. In that regard, Bank and Retailer acknowledge and agree that as of the Program Commencement Date, this Agreement replaces the Prior Program Agreement and that all Accounts, transactions, Accountholders, Purchases and Credit Cards (as defined in the Prior Program Agreement) and all other matters arising under or accruing in connection with the Prior Program Agreement, regardless of the date thereof, shall be subject to and governed by this Agreement.

13.16  Further Assurances. Retailer and Bank agree to execute all such further documents and instruments and to do all such further things as any other party may reasonably request in order to give effect to and to consummate the transactions contemplated by this Agreement.

13.17  Multiple Counterparts. This Agreement may be executed in any number of multiple counterparts, all of which will constitute but one and the same original.

IN WITNESS WHEREOF, Retailer and Bank have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

SELECT COMFORT CORPORATION By: /s/ Mark A. Kimball Name: Mark A. Kimball Title: SVP & General Counsel	GE MONEY BANK By: /s/ William E. Ellingwood Name: William E. Ellingwood Title: SVP
SELECT COMFORT RETAIL CORPORATION By: /s/ Mark A. Kimball Name: Mark A. Kimball Title: SVP & General Counsel

Appendix A
Definitions

A. Certain Defined Terms. As used in this Agreement, the following terms will have the following meanings:

“Absentee Purchase” means a purchase of any of products or services from Retailer charged to an Account where the Account information necessary to effect the purchase is provided on the telephone, by mail or through a Retailer Website.

“Account” means the legal relationship established by and between a Cardholder and Bank pursuant to a Cardholder Agreement, together with all Indebtedness owing thereunder from time to time and any current or future guaranties, security or other credit support therefor.

“Account Documentation” means any and all Account information, credit applications, Cardholder Agreements, Charge Transaction Data, Charge Slips, Credit Slips, payments, credit information and documents or forms of any type and in any media relating to the Program, excluding materials used for advertising or solicitations.

“Active Account” means, as of any given date, any Account (other than an Account that has been written off in accordance with Bank’s write-off policies) that had a debit or credit balance at any time after the beginning of the complete billing cycle immediately preceding such date.

“Affiliate” means, with respect to any person, each person that controls, is controlled by or is under common control with such person. For the purpose of this definition, “control” of a person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of its management or policies, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Outstanding Indebtedness” means, as of any date of determination, an amount equal to the aggregate amount of Indebtedness on all Accounts (other than Accounts that have been written off by Bank) as of such date.

“Agreement” means this Private Label Consumer Credit Card Program Agreement, including all schedules and appendices, as it may be amended from time to time.

“Average Aggregate Outstanding Indebtedness” means with respect to any period, (i) the sum of the Aggregate Outstanding Indebtedness on each day during such period divided by (ii) the number of days in such period.

“Bank” has the meaning given to it in the recitals.

“Bank’s Required Net Revenue” shall mean, for each Program Year, the product of Average Aggregate Outstanding Indebtedness for such Program Year, multiplied by the percentage corresponding to such Program Year as set forth below:

Year 1 - [*** Confidential portion has been omitted pursuant to a request for confidential treatment and has been filed separately with the Commission.]%
Year 2 - [*** Confidential portion has been omitted pursuant to a request for confidential treatment and has been filed separately with the Commission.]%
Year 3 - [*** Confidential portion has been omitted pursuant to a request for confidential treatment and has been filed separately with the Commission.]%
Year 4 - [*** Confidential portion has been omitted pursuant to a request for confidential treatment and has been filed separately with the Commission.]%
Year 5 - [*** Confidential portion has been omitted pursuant to a request for confidential treatment and has been filed separately with the Commission.]%

“Base Rate” means the percentage set by Bank used in calculating the Program Fee payable in connection with each submission by Retailer to Bank of Charge Transaction Data pertaining to purchases not made pursuant to a credit-based promotion. The initial Base Rates available under the Program are set forth on Schedule 3.5.

“Card-Not-Present Purchases” means a purchase of Retailer’s products and/or services financed on an Account (i) where the person transacting such purchase does not present a Credit Card relating to such Account, but states that he or she is a Cardholder or an authorized user, and Retailer does not do all of the following: (a) check such person’s identification, (b) confirm such person’s identity and status as a Cardholder or an authorized user prior to such purchase in accordance with the Operating Procedures, and (c) obtain such person’s signature on the invoice; or (ii) where such purchase constitutes an Absentee Purchase.

“Cardholder” means any natural person who has entered into a Cardholder Agreement with Bank or which is or may become obligated under or with respect to an Account.

“Cardholder Agreement” means the open-end revolving credit agreement, in either tangible or electronic form, between Bank and each Cardholder pursuant to which such Cardholder and its authorized user(s), if any, may make purchases on credit provided by Bank.

“Cardholder Information” has the meaning given to it in Section 6.2.

“Charge Slip” means a sales receipt, register receipt tape or other invoice or documentation, in each case, which may include any electronic or digital format capable of reproduction in perceivable form, and evidencing a charge to an Account. The extent to which a Charge Slip must be signed by the Cardholder is set forth in the Operating Procedures.

“Charge Transaction Data” means Account and related Cardholder and/or authorized user identification and transaction information transmitted by Retailer to Bank with regard to a charge or a credit to an Account.

“Confidential Information” has the meaning given to it in Section 13.1.

“Credit Card” means the plastic card issued by Bank under the Program exclusively for use with the Program which evidences the right of a Cardholder and, if the Cardholder has so designated, any authorized user(s) to make purchases of goods and services from Retailer under the Program.

“Credit Review Point” means Three Hundred Forty Five Million Dollars ($345,000,000) or such other higher amount as Bank, in its sole discretion, may from time to time specify to Retailer in writing.

“Credit Slip” means a sales credit receipt, register receipt, tape or other invoice or documentation, in each case, which may include any electronic or digital format capable of reproduction in perceivable form, and evidencing a credit to an Account.

“Damages” means any and all losses, liabilities, costs, and expenses (including, without limitation, reasonable attorneys’ fees and expenses, reasonable out-of-pocket costs, interest and penalties), settlements, equitable relief, judgments, damages, claims (including, without limitation, counter and cross-claims, and allegations whether or not proven) demands, offsets, defenses, actions, or proceedings by whomsoever asserted.

“Debt Cancellation Program” means any program which may be offered through Bank pursuant to Section 4.2 under which Bank, any Affiliate of Bank, or any third party makes available debt cancellation coverage to Cardholders.

“Direct Purchases” means purchases of good and services from Retailer and financed on Accounts which purchases are transacted by Retailer through its call center. Direct Purchases specifically exclude ECOM Purchases.

“ECOM Purchases” means purchases of good and services from Retailer and financed on Accounts which purchases are transacted by Retailer through its call center, but only to the extent such call center received the call through the “800” number referred to on the Retailer Website (which 800 number is separate from any numbers provided for Direct Purchases).

“Eligible Letter of Credit” shall mean a standby irrevocable Letter of Credit in form reasonably acceptable to Bank, satisfying the following conditions:

(i)  the Letter of Credit shall not expire earlier than the first anniversary of the date of issuance or the date of any renewal thereof;

(ii)  the Letter of Credit shall be issued or confirmed by a bank reasonably acceptable to Bank which is chartered under the laws of the United States and maintains offices located in the continental United States;

(iii)  the Letter of Credit shall expressly permit multiple draws;

(iv)  the Letter of Credit shall be assignable and transferable;

(v)  payment under the Letter of Credit shall be made at the issuing or confirming bank’s counters at one or more offices located in the continental United States upon presentation of a draft with an accompanying certificate from any officer of the Letter of Credit beneficiary to the effect either:

(A) that Retailer has failed to renew the Letter of Credit or provide a substitute Letter of Credit in accordance with Section 6.19 of this Agreement and that the amount of the draft is less than or equal to the full undrawn amount of the Letter or Credit; or

(B) that Retailer has failed to pay any amounts due under this Agreement and that the amount of the draft is equal to or less than the past due amounts; or

(C) that Retailer has filed for (or is the subject of an involuntary procedure with respect to) bankruptcy or similar protection and the amount of the draft is less than or equal to the full undrawn amount of the Letter of Credit.

“Final Liquidation Date” will mean the first day after the termination or expiration of this Agreement on which Bank no longer owns any Active Accounts.

“Force Majeure Event” means any of the following: acts of God, fire, earthquake, explosion, accident, terrorism, war, nuclear disaster, riot, material changes in applicable laws or regulations, including, but not limited to, a change in state or federal law, or other event beyond a party’s reasonable control, rendering it illegal, impossible or untenable for such party to perform as contemplated in, or to offer the Program on the terms contemplated under, this Agreement.

"GAAP" shall mean generally accepted accounting principles in the United States of America as in effect on the Program Commencement Date, consistently applied.

“Indebtedness” means any and all amounts owing from time to time with respect to an Account whether or not billed, including, without limitation, any unpaid balance, finance charges (inclusive of finance charges subject to possible reversals due to unexpired credit-based promotions), late charges, and NSF fees.

“Internal Program” has the meaning given to it in Section 9.2(l).

“Letter of Credit” means each letter of credit provided by Retailer to Bank in support of Retailer’s obligations under this Agreement, as the same may be amended from time to time.

“Letter of Credit Amount” means, as of the date of a request by Bank for a Letter of Credit under Section 6.19, the sum of the following [*** Confidential portion has been omitted pursuant to a request for confidential treatment and has been filed separately with the Commission.].

“Letter of Credit Event” means the failure of Retailer to satisfy and fully perform each financial covenant contained on the attached Schedule 6.7.

“Loan Loss Reserve” means a loan loss reserve established and maintained by Bank on its books in such amounts as are necessary in Bank’s opinion to offset expected net write-offs on Accounts or to reflect changes in experience consistent with GAAP. Amounts allocated to the loan loss reserve may be determined by Bank in its discretion and may be changed by Bank from time to time after review of Bank’s internal reserve policies. Loan loss reserve amounts may also be changed by Bank as required by applicable law, regulation or changes in GAAP.

“Net Program Sales” means, for any given period, the aggregate amount of sales to Cardholders resulting in charges to Accounts during such period less aggregate credits to Accounts during such period, in each case as reflected in the Charge Transaction Data.

“Operating Procedures” has the meaning given in Section 6.5.

“Prime Rate” shall mean, as of any date of determination, the highest bank prime or reference loan rate as published in the Wall Street Journal in its “Money Rates” section (or if The Wall Street Journal shall cease to be published or to publish such rates, in such other publication as Bank may, from time to time, specify) on such date, or if The Wall Street Journal is not published on such date, on the last day before such date on which The Wall Street Journal is published, whether or not such rate is actually ever charged or paid by any entity.

“Prior Program” has the meaning given to it in the recitals hereto.

“Prior Program Agreement” has the meaning given to it in the recitals hereto.

“Program” has the meaning given to it in Section 1.1.

“Program Commencement Date” means December 14, 2005, or such other date as the parties shall mutually agree in writing.

“Program Fee” means a fee payable in connection with each submission by Retailer to Bank of Charge Transaction Data pertaining to a purchase financed on an Account, calculated as set forth in Section 3.4.

“Program Fee Percentage” means the percentage set by Bank and used in calculating the Program Fees, including the Base Rate and the Promotional Rates. As of the Program Commencement Date, the Program Fee Percentages are set forth on Schedule 3.5. Pursuant to the provisions of Sections 3.5 and 3.6, Bank may, under certain circumstances, reset the Program Fee Percentages by written notice to Retailer and such reset Program Fee Percentage will be used in calculating the Program Fee in respect of all Charge Transaction Data submitted in respect of any Accounts at any time thereafter (until such Program Fee Percentage is again reset in accordance with the terms hereof.).

“Program Year” means the twelve month period between November 1st of any calendar year and October 31st of the immediately succeeding calendar year. The period between October 31, 2010 and February 2011 shall constitute the beginning of another Program Year for all purposes of this Agreement; provided, that any rights of either party which vest based upon the conclusion of a full twelve month Program Year shall not vest unless the initial Term hereof is extended as provided for in Section 9.1.

“Promotional Rate” means the percentage set by Bank used in calculating the Program Fee payable in connection with each submission by Retailer to Bank of Charge Transaction Data pertaining to a purchase that is subject to an approved credit-based promotion. The initial Promotional Rates available under the Program are set forth on Schedule 3.5.

“Retail Purchase” means purchases of goods and services from Retailer and financed on Accounts which purchases are transacted at a Store Location.

“Retailer” means, jointly and severally, each of Select Comfort and SCRC, and their respective successors and permitted assigns. Unless the context otherwise suggests, (a) all references to “Retailer” shall mean each of the above-referenced parties and shall also mean all of such parties in the aggregate, (b) all duties, liabilities and obligations of Retailer hereunder shall be the joint and several obligations of each party listed above, and (c) all representations and warranties made by Retailer hereunder shall be deemed to have been made by each of the above-referenced parties individually, as well as by all such parties collectively.

“Retailer Marks” means the names and any related marks, tradestyles, trademarks, service marks, logos or similar proprietary designations that have been used in connection with the Prior Program, or as they may be amended by Retailer from time to time hereafter.

“Retailer Website” means the internet website with the internet address www.selectcomfort.com, and any other internet website maintained, operated or controlled by Retailer that Bank agrees in writing may constitute the Retailer Website.

“Second Source Program” means any consumer credit program that is available only to persons who submitted properly completed credit applications to, and were rejected by, Bank immediately preceding such person’s application to such other credit program.

“Select Comfort” has the meaning given in the preamble paragraph hereto, and includes such entities successors and permitted assigns.

“SCRC” has the meaning given in the preamble paragraph hereto, and includes such entities successors and permitted assigns.

“Solvent” means, as to any person, (i) that the present fair salable value of such person’s assets exceeds the total amount of its liabilities; (ii) that such person is generally able to pay its debts as they come due; and (iii) that such person does not have unreasonably small capital to carry on such person’s business as theretofore operated and as thereafter contemplated. The phrase “present fair salable value of such person’s assets” means that value that could be obtained if such person’s assets were sold within a reasonable time in one or more arm’s-length transactions in an existing and not theoretical market.

“Store Location” means those retail stores owned or operated by Retailer within the United States; provided, that Store Locations shall not include any retail location acquired by Retailer as part of an Acquired Program or any retail location opened subsequent to the acquisition of an Acquired Program to the extent provided for in Section 8.1(c)(vi)(B).

“Term” has the meaning given to it in Section 9.1.

“Value-Added Program” means any products or services that enhance the features of the Program or an Account.

“Working Capital Lender” means Bank of America, N.A., or any successor thereto under that certain Credit Agreement dated as of May 23, 2003.

B. Miscellaneous. As used in this Agreement, (i) all references to the plural number shall include the singular number (and vice versa); (ii) all references to the masculine gender shall include the feminine gender (and vice versa) and (iii) all references to “herein,”“hereof,”“hereunder,”“hereinbelow,”“hereinabove” or like words shall refer to this Agreement as a whole and not to any particular section, subsection or clause contained in this Agreement. References herein to any document including, without limitation, this Agreement shall be deemed a reference to such document as it now exists, and as from time to time hereafter the same may be amended. References herein to a “person” or “persons” shall be deemed to be references to an individual, corporation, limited liability company, partnership, trust, unincorporated association, joint venture, joint-stock company, or any other form of entity. Captions of the sections of this Agreement are for convenience of reference only and are not intended as a summary of such sections and do not affect, limit, modify or construe the contents thereof.

Appendix B
Additional Terms and Conditions Applicable to Internet Transactions
In addition to the other terms and conditions of this Agreement, the following supplemental terms and conditions will apply to all Internet Applications.

A. Internet Applications; Link to Bank Webpage. Retailer shall maintain a logo advertisement on the Retailer Website, which logo advertisement shall contain an imbedded link to a webpage hosted by Bank or its agent (the “Bank Webpage”). If the link contained in such logo advertisement does not link directly to the Bank Webpage, Retailer shall be responsible for the content of any intermediate links and shall ensure such intermediate link clearly indicates that it is hosted by Retailer and not Bank. If for any reason the logo advertisement referred to above shall cease to be displayed on the Retailer Website’s homepage or in the agreed upon manner, Retailer shall immediately notify Bank. Retailer shall not permit any link to the Bank Webpage to exist: (i) on the Retailer Website at any time other than during the Term; or (ii) on any internet website (other than the Retailer Website) maintained, operated or controlled by Retailer or under any Retailer Mark.

B. Bank Webpage. Bank shall have the sole right to determine the design and content of the Bank Webpage. During the Term: (i) Bank shall maintain and operate the Bank Webpage; (ii) each of Bank and Retailer shall use reasonable efforts to conform their respective websites to be reasonably compatible; and (iii) Bank shall provide to Retailer prior notification of planned changes in the Bank Webpage to permit Retailer to make any required changes in the Retailer Website.

C. Security. Bank agrees that the direct access medium or method used to store, present or transmit Internet Applications, terms and conditions, and/or Account information will be secured in a manner which ensures that such information cannot be altered, viewed or captured by an unauthorized party.

D. Fraud Mitigation. The parties acknowledge that the infrastructure required for Internet Application processing is dynamic and agree to cooperate in implementing enhancements and developments with respect to the operation and security of Internet Application processing under the Program. Retailer and Bank agree to cooperate in a commercially reasonable manner by committing systems and other resources, and by providing information with respect to the development, establishment and implementation of fraud mitigation strategies in connection with Internet Applications. Retailer and Bank further agree to use commercially reasonable efforts to implement such mitigation strategies as are developed from time to time.

E. Definitions. As used in this Appendix, the following terms shall have the following meanings:

“Internet Application” means any application which is received by Bank through any of the following: (a) the Retailer Website; or (b) any electronic means other than facsimile or telephone, including, without limitation, the Internet, e-mail, kiosks located within or without of a Store Location, wireless devices other than telephones, and other electronic data transmission devices.

SCHEDULE 3.5
To
Credit Card Program Agreement
Initial Revised Program Fee Percentages

[*** Confidential portion has been omitted pursuant to a request for confidential treatment and has been filed separately with the Commission.]

SCHEDULE 3.6
To
Credit Card Program Agreement
Illustrative Chart of Cost of Funds Adjustments

[*** Confidential portion has been omitted pursuant to a request for confidential treatment and has been filed separately with the Commission.]

SCHEDULE 4.3
To
Credit Card Program Agreement

[*** Confidential portion has been omitted pursuant to a request for confidential treatment and has been filed separately with the Commission.]

SCHEDULE 6.3
To
Credit Card Program Agreement

Initial Terms Offered to Cardholders

•	APR -
–	Variable Rate equal to the Prime Rate + 15.90%

-	Maximum Standard Rate 24.75%
-	Minimum Standard Rate 21.90%
-	Default Rate 26.99%

•	Finance Charge Calculation
–	2 Cycle ADB
–	Finance Charges on Finance Charge & Fees
–	Minimum Finance Charge of $1.00 per statement

•	Repayment Terms - 3% of outstanding balance or $15.00, whichever is greater

•	Late Payment Fee shall be as follows:

New Balance	Late Payment Fee
Under $100	$15
$100-$999.99	$29
$1000 or above	$35

•	Other Fees - $30 on NSF checks
  $30 on Overlimit

SCHEDULE 6.7
To
Credit Card Program Agreement

Financial Covenants

(1) CONSOLIDATED NET WORTH. Retailer shall, as of the end of each fiscal quarter of Retailer, cause consolidated Net Worth to be equal to or greater than the sum of (a) $40,000,000 plus (b) an amount equal to 50% of the Consolidated Net Income earned in each fiscal quarter after December 28, 2002 (with no deduction for a net loss in any such fiscal quarter). The foregoing to the contrary notwithstanding, if at any time Retailer and the Working Capital Lender agree to alter the foregoing quarterly consolidated Net Worth amount, such revised consolidated Net Worth shall be incorporated into this Schedule 6.7 and shall supercede and replace the foregoing consolidated Net Worth requirement so long as such revised requirement does not provide for quarterly consolidated Net Worth of Retailer below (a) $60,000,000 plus (b) an amount equal to 50% of Consolidated Net Income earned in each fiscal quarter after the effective date of such revision (with no deduction for a net loss in any such fiscal quarter).

(2) CONSOLIDATED FIXED CHARGE COVERAGE RATIO. Retailer shall, as of the end of each fiscal quarter of Retailer, cause the Consolidated Fixed Charge Coverage Ratio to be equal to or greater than 1.25:1.

"Attributable Indebtedness" means, on any date, (a) in respect of any capital lease of any person, the capitalized amount thereof that would appear on a balance sheet of such person prepared as of such date in accordance with GAAP, and (b) in respect of any Synthetic Lease Obligation, the capitalized amount of the remaining lease payments under the relevant lease that would appear on a balance sheet of such person prepared as of such date in accordance with GAAP if such lease were accounted for as a capital lease.

"Consolidated Capital Expenditures" means, as of the last day of any fiscal quarter for any period, the capital expenditures of Retailer and its Affiliates for such period, as the same are (or would in accordance with GAAP be) set forth in the consolidated statement of changes in financial position of Retailer and its Affiliates for such period.

"Consolidated EBITDAR" means, for any period, for Retailer and its Affiliates on a consolidated basis, an amount equal to the sum of (a) Consolidated Net Income, plus (without duplication) (b) Consolidated Interest Charges, (c) the amount of taxes, based on or measured by income, used or included in the determination of such Consolidated Net Income, (d) the amount of depreciation and amortization expense deducted in determining such Consolidated Net Income, (e) Consolidated Rental Payments used or included in the determination of Consolidated Net Income, and (f) the amount of non-cash equity compensation expense, if any, of Retailer and its Affiliates.

"Consolidated Fixed Charge Coverage Ratio" means as of any date of determination, the ratio of:

(a) Consolidated EBITDAR for the period of the four fiscal quarters then most recently ended, less (i) Consolidated Capital Expenditures for such period, less (ii) the amount of all taxes based on or measured by income, used or included in the determination of Consolidated Net Income, paid or required to be paid in cash by Retailer and its Affiliates on a consolidated basis during such period, to

(b) the sum of (i) Consolidated Interest Charges paid or required to be paid during such period, plus (ii) all scheduled payments of principal made or required to be made with respect to all Indebtedness (which, for purposes of this Schedule 6.7 shall have the meaning given below) (including the principal portion of capital leases) of Retailer and its Affiliates on a consolidated basis during such period, plus (iii) all scheduled Consolidated Rental Payments of Retailer and its Affiliates during such period, plus (iv) all Restricted Payments comprising dividends during such period.

"Consolidated Interest Charges" means, for any period, for Retailer and its Affiliates on a consolidated basis, the sum of (a) all interest, premium payments, fees, charges and related expenses of Retailer and its Affiliates in connection with borrowed money (including capitalized interest) or in connection with the deferred purchase price of assets, in each case to the extent treated as interest in accordance with GAAP, and (b) the portion of rent expense of Retailer and its Affiliates with respect to such period under capital leases that is treated as interest in accordance with GAAP.

"Consolidated Net Income" means, for any period, for Retailer and its Affiliates on a consolidated basis, the net income of Retailer and its Affiliates after extraordinary items (excluding gains or losses from Dispositions of assets) for that period.

"Consolidated Net Worth" means, as of any date of determination, for Retailer and its Affiliates on a consolidated basis, Shareholders' Equity of Retailer and its Affiliates on that date.

"Consolidated Rental Payments" means, for any period, for Retailer and its Affiliates all payments under operating leases.

"Disposition" or "Dispose" means the sale, transfer, license or other disposition (including any sale and leaseback transaction) of any property by any person, including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith.

"Guaranty Obligation" means, as to any person, any (a) obligation, contingent or otherwise, of such person guarantying or having the economic effect of guarantying any Indebtedness or other obligation payable or performable by another person (the "primary obligor") in any manner, whether directly or indirectly, and including any obligation of such person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation, (ii) to purchase or lease property, securities or services for the purpose of assuring the obligee in respect of such Indebtedness or other obligation of the payment or performance of such Indebtedness or other obligation, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, or (iv) entered into for the purpose of assuring in any other manner the obligee in respect of such Indebtedness or other obligation of the payment or performance thereof or to protect such obligee against loss in respect thereof (in whole or in part), or (b) any lien, hypothecation or similar encumbrance on any assets of such person securing any Indebtedness or other obligation of any other person, whether or not such Indebtedness or other obligation is assumed by such person. The amount of any Guaranty Obligation shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guaranty Obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guarantying person in good faith.

"Indebtedness" means, as to any person at a particular time, all of the following (without duplication), whether or not included as indebtedness or liabilities in accordance with GAAP:

(a) all obligations of such person for borrowed money and all obligations of such person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;

(b) all direct or contingent obligations of such person arising under letters of credit (including standby and commercial), bankers' acceptances, bank guaranties, surety bonds and similar instruments;

(c) net obligations under any Swap Contract in an amount equal to the Swap Termination Value thereof;

(d) all obligations of such person to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business);

(e) indebtedness (excluding prepaid interest thereon) secured by a lien, hypothecation or similar encumbrance on property owned or being purchased by such person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness shall have been assumed by such person or is limited in recourse;

(f) capital leases and Synthetic Lease Obligations; and

(g) all Guaranty Obligations of such person in respect of any of the foregoing.

For all purposes hereof, the Indebtedness of any person shall include the Indebtedness of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which such person is a general partner or a joint venturer, unless such Indebtedness is expressly made non-recourse to such person (subject only to customary exceptions acceptable to Bank). The amount of any capital lease or Synthetic Lease Obligation as of any date shall be deemed to be the amount of Attributable Indebtedness in respect thereof as of such date.

"Restricted Payment" means any dividend or other distribution (whether in cash, securities or other property) with respect to any capital stock of Retailer or any Affiliate thereof, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such capital stock or of any option, warrant or other right to acquire any such capital stock.

"Shareholders' Equity" means, as of any date of determination for Retailer and its Affiliates on a consolidated basis, shareholders' equity as of that date determined in accordance with GAAP.

"Swap Contract" means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any “International Foreign Exchange Master Agreement”, or any other master agreement (any such master agreement, together with any related schedules, a "Master Agreement"), including any such obligations or liabilities under any Master Agreement.

"Swap Termination Value" means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a) the amount(s) determined as the mark-to-market value(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts which may include the Working Capital Lender).

"Synthetic Lease Obligation" means the monetary obligation of a person under (a) a so-called synthetic, off-balance sheet or tax retention lease, or (b) an agreement for the use or possession of property creating obligations that do not appear on the balance sheet of such person but which, upon the insolvency or bankruptcy of such person, would be characterized as the indebtedness of such person (without regard to accounting treatment).